
11006163

2010
ANNUAL REPORT TO STOCKHOLDERS



FIRST PULASKI NATIONAL CORPORATION



Community Banking . . . Who Makes the Difference?

TABLE OF CONTENTS

LEADERS

Page 1 . . . . Executives, Management Team, Board of Directors

Page 2 . . . . Letter to Shareholders

EMPLOYEES

Page 3, 4, & 5 . . . . Employees

Page 5 . . . . Cox & Curry Winner

SERVICE

Page 6 . . . . New Athens Facility

Page 6 . . . . Investment Services

COMMUNITY

Page 7 . . . . Community Boards

Page 8 . . . . Student Advisory Boards

Page 9 . . . . Community Participation



Who Makes the Difference?

Executive Team


Mark A. Hayes
Chairman & CEO


Donald A. Haney
President & COO

The current economic environment offers many opportunities for leadership. First National Bank has the staff and the resources to establish a significant difference in the markets we serve. We are committed to realizing this potential as we stay focused on the mission of our company . . .We can make a difference!!

Our Mission:

- To maximize shareholder value as an independent community bank
- To provide superior customer products and services to the communities we serve
- To create a rewarding environment that offers equal opportunity to all employees, while maintaining integrity and professionalism.
- To provide leadership, which will help to improve the quality of life for the citizens of the communities we serve.

Mark Hayes

Hometown Bankers . . .*Our bankers know their customers and can offer personal solutions to any banking need . . .They make the difference.*



Management Team

Tracy Porterfield, *CFO*

Milton Nesbitt, *Senior Credit Officer*

Judy Pruett, *Marketing Director*

Mark Hayes, *Chairman/CEO*

Jimmy Cox, *Senior Executive Officer*

Don Haney, *President/COO*

Lyman Cox, *Executive Vice President*

Board of Directors


David Bagley
Insurance Agent


James K. Blackburn IV
Realtor


Wade Boggs
Realtor


James Butler
Realtor


Lyman Cox
Executive Vice President


Gregory G. Dugger,
DDS


Charles D. Haney
MD


Donald A. Haney
President & COO


Mark A. Hayes
Chairman & CEO


Linda Lee Rogers
Retired Teacher


Whitney Stephens
Attorney


Larry Stewart
Contractor


Bill Yancey
Farmer

We are not alone at First National Bank. We are advised, directed and supported by a well informed and responsible Board of Directors that seek new initiatives and additional opportunities to grow and lead our bank . . .they are ***leaders*** *in and out of First National Bank.*



Letter to the Shareholders

Dear Shareholders:

The following pages contain the detailed results of the operation of First Pulaski National Corporation and its wholly owned subsidiary, First National Bank, for the year ended December 31, 2010. 2010 was a year that saw the continuation of a sluggish economy which was first noticed in our trade area during the latter portion of 2008. However, during the last few weeks of 2010, some positive signs of a recovery began to appear via a slight reduction in unemployment and an increase in consumer purchases. While several indicators began moving in a positive direction, the real estate market continued to show significant stress as the number of properties available for sale remains more plentiful than the market is willing to absorb in a reasonable period of time.

During this extended period of less than robust economic activity, First National Bank has made several operational adjustments designed to improve profitability and increase capital retention. We have made progress through carefully controlling growth that does not meet profitability targets, managing expenses and increasing capital through the retention of earnings. The result of these efforts has been a 1.4% reduction in total assets as compared to year end 2009, an 80.5% improvement in net income and a 5.2% increase in retained earnings.

As we look to 2011 and beyond, we are dedicated to continuing our aggressive measures to overcome the negative impact of the recession. Despite addressing factors within our control, there are several new challenges facing the banking industry that have the potential of limiting future profitability. These challenges result from wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation's financial institutions via the enactment of the Dodd-Frank Act. There are numerous provisions within this Act designed to limit financial institution's revenue while dramatically increasing compliance costs. Great efforts are being undertaken by financial institutions and bank regulatory agencies alike, encouraging both Congress and the Federal Reserve to reconsider this legislation which will limit the ability of financial institutions to generate a fair profit for the services provided.

Until economic conditions become more robust, First National Bank will continue to remain in a heightened state of alert. We will maintain an abundant level of reserves for loan loss while ensuring adequate earnings are retained as a hedge against the current economic challenges and provide the necessary capital to support future growth.

Thank you for your continued support of First Pulaski National Corporation and First National Bank.

Sincerely,

Mark Hayes
Chairman and CEO

Don Haney
President and COO

Who Makes the Difference?

Committed Employees

. . . A smile and a warm hello go a long way toward making customers comfortable. Our goal is complete customer satisfaction . . .

Employees make the difference.


FAYETTEVILLE


PARK CITY


LEWISBURG


BELFAST



Employees make the difference.



PULASKI, MINOR HILL RD.



PULASKI, INDUSTRIAL PARK



LYNNVILLE

First National Bank

PULASKI, MAIN OFFICE

Employees make the difference.


ARDMORE


First
National
Bank
ATHENS


HUNTSVILLE



Cox & Curry Award Winner
Jeff Hodges


Parmenas Cox
and
Robert E. Curry
Excellence Award
FIRST NATIONAL BANK
JEFFREY L. HODGES
2010

The pursuit of excellence at ***First National Bank*** *never changes......... our employees make each day a new opportunity for service...... Jeff's peers selected him for this honor based on his commitment to excellence.*

Raised in the banking profession, Jeff understands the needs of the customer as well as the opportunities and challenges for every employee. He works with both for a successful conclusion........ ***Jeff makes a difference!***



Convenient Service for Our Customers makes the difference.


FIRST NATIONAL BANK

NEW ATHENS FACILITY opened in May 2010


RAYMOND JAMES®



FNB MORTGAGE

First National Bank is glad to work with Raymond James Financial Services to bring portfolio management to the customers we serve. Stephanie Busby, Registered Sales Assistant, along with Barry McCall, CFP® and Jerry Bass, Financial Advisor, provide over 50 years of combined experience to our Investment Center located at the Main Office; 206 South First Street, Pulaski, TN 38478

Securities offered through Raymond James Financial Services, Inc. Member FINRA/SIPC, and are: Not deposits, Not insured by FDIC or any other governmental agency, Not guaranteed by the financial institution (or name of financial institution), Subject to risk, may lose value.

First National Bank and the Investment Center is independent of Raymond James Financial Services.



FNB MORTGAGE

Who Makes the Difference?
Local Community Participation

Community Boards

Our community board members know their community and help us to stay focused on the needs for each area. They are here to lead, guide and assist us in the work that we do. They are community leaders. They make the difference!


LINCOLN COUNTY


MARSHALL COUNTY


ARDMORE


PULASKI


EMERITUS BOARD



Student Advisory Boards


LIMESTONE COUNTY

Front Row (L to R): Avery Tunstill, Anna Black, Rebekah Still, Kelly McAlister, Elizabeth Ming, Chandler Malone, Lindsay Adams, Katharine McGee, Angelica Filsinger, Heather Thompson, Brittany McCrary ***2nd Row:*** Demarious Cole, George Godinez, Hunter McKinney, Jordan Crow, Jackson Miller, Ethan Coulter, Jacob Neeley, Seth Honea, Hunter Baker ***Back Row:*** Ethan Hoback


LINCOLN COUNTY

Bottom Row (L to R): Leanne Kuhns, LenCoya Massey, Maggie Miller, Amber Bryant, Teela Poole ***2nd Row:*** Rachel Hovis, Morgan Tidmore, Delanie Block ***3rd Row:*** Joseph Faulkner, Alex Page ***4th Row:*** Ashton Storey, Brandon Banks ***5th Row:*** Ryan Steelman, Jon Mills ***Top Row:*** Reggie Phelps, Jim Cashion, Jordan Frame


FIRST NATIONAL BANK
MARSHALL COUNTY

Front Row (L to R): Carlye Owen, Bria Johnson, Christina Curtner, Anna Curtner, Erin Kincade, Katherine Lee, Jessica Camacho, Kaley Perryman, Kathryn Haislip, Dylan Kilpatrick ***Back Row:*** Broderick Tears, Edgar Flores, Morgan McCullough, Tyler Strong, Ariel Holt, Rebecca Talley, Kimberly Rochester, Haley Fagan, Thomas Wilson, Nathan Taylor


ARDMORE

Bottom Row (L to R): Kelsey Turner, Lacy Lannom, Elizabeth Hodges, Emily Faulkner ***2nd Row:*** Callie Steadman, Shelby Goldsmith, Callie Bryant ***3rd Row:*** Logan Rogers, Haley Lewter, Michael Fogg ***Top Row:*** Crystal Tucker, Landon Boggs, Kyle Hutchinson, J.Tribble, Austin Fogg, Troy Reed


GILES COUNTY

Bottom Row (L to R): FNB Officers: Jimmy Cox, Tracy Griggs, Mark Hayes, Don Haney ***2nd Row:*** Nathan Davis, Jaycey Farrar, Jon Emerson, Logan Hamby, Sam Abernathy, Alex Ballentine ***3rd Row:*** Gina Harwell, Sara Rolin ***4th Row:*** Sarah Locke, Hannah Norwood ***5th Row:*** Nikiya Esmond, Jessie Mai Curry ***6th Row:*** Jessica Briggs, Meredith Mize ***7th Row:*** Rachel Bain, Douglas Wong ***Top Row:*** Clint Coble, Lindsey Sumners



Community Participation

Report of Management on the Company's Internal Control over Financial Reporting

March 16, 2011

Management of First Pulaski National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management of First Pulaski National Corporation, including the Chief Executive Officer and the Chief Financial Officer, has assessed the Company's internal control over financial reporting as of December 31, 2010, based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010, based on the specified criteria.

Crowe Horwath LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal controls over financial reporting as stated in their report which is included herein.



Mark A. Hayes
Chairman of the Board & Chief Executive Officer



Tracy Porterfield
Chief Financial Officer

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of First Pulaski National Corporation and subsidiary ("Company") as of December 31, 2010 and 2009, and the related statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on the Company's Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Pulaski National Corporation and subsidiary as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).



Crowe Horwath LLP

Brentwood, Tennessee
March 16, 2011

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

December 31, 2010 and 2009

ASSETS

	2010	2009
Cash and due from banks	$ 15,353,132	$ 35,059,572
Federal funds sold	1,690,000	2,365,000
Total cash and cash equivalents	17,043,132	37,424,572
Interest bearing balances with banks	541,058	537,800
Securities available for sale	191,195,324	151,849,944
Loans		
Loans held for sale	1,310,965	1,137,198
Loans net of unearned income	342,558,758	370,609,396
Allowance for loan losses	(7,996,961)	(7,085,316)
Total net loans	335,872,762	364,661,278
Bank premises and equipment	19,356,498	18,876,012
Accrued interest receivable	3,316,236	4,129,377
Other real estate owned	12,703,579	12,550,296
Federal Home Loan Bank stock	1,526,500	1,526,500
Company-owned life insurance	10,438,189	10,040,788
Prepaid FDIC insurance	2,316,796	3,170,678
Deferred tax assets, net	5,439,368	3,101,808
Prepayments and other assets	1,390,777	1,558,278
TOTAL ASSETS	$ 601,140,219	$ 609,427,331

LIABILITIES AND SHAREHOLDERS' EQUITY

	2010	2009
LIABILITIES		
Deposits:		
Noninterest bearing	$ 75,966,080	$ 76,690,682
Interest bearing	457,357,446	466,286,333
Total deposits	533,323,526	542,977,015
Securities sold under repurchase agreements	1,803,023	1,959,144
Other borrowed funds	7,545,351	7,779,029
Accrued interest payable	1,320,721	1,631,727
Other liabilities	4,483,135	3,129,911
TOTAL LIABILITIES	548,475,756	557,476,826
SHAREHOLDERS' EQUITY		
Common stock, $1 par value; authorized - 10,000,000 shares; 1,564,350 and 1,559,016 shares issued and outstanding, respectively	1,564,350	1,559,016
Capital surplus	1,323,023	1,051,367
Retained earnings	50,070,308	47,606,043
Accumulated other comprehensive income, net	(293,218)	1,734,079
TOTAL SHAREHOLDERS' EQUITY	52,664,463	51,950,505
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 601,140,219	$ 609,427,331

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
INTEREST INCOME			
Loans, including fees	$ 24,894,110	$ 26,330,616	$ 27,164,206
Securities:			
Taxable	2,998,180	2,894,722	3,584,118
Non-taxable	1,375,528	1,925,995	2,588,075
Federal funds sold and other	69,215	39,469	262,583
Dividends	86,778	90,558	88,013
Total Interest Income	29,423,811	31,281,360	33,686,995
INTEREST EXPENSE			
Interest on deposits:			
Transaction accounts	301,014	439,848	697,797
Money market deposit accounts	299,088	453,259	837,324
Other savings deposits	104,450	147,734	265,190
Time certificates of deposit of $100,000 or more	3,614,261	5,103,036	7,344,362
All other time deposits	2,966,009	3,898,526	5,484,728
Securities sold under repurchase agreements	30,360	26,766	39,686
Other borrowed funds	285,778	258,830	187,411
Total Interest Expense	7,600,960	10,327,999	14,856,498
NET INTEREST INCOME	21,822,851	20,953,361	18,830,497
Provision for loan losses	4,750,000	5,327,702	2,032,719
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	17,072,851	15,625,659	16,797,778
NON-INTEREST INCOME			
Service charges on deposit accounts	2,139,031	2,233,215	2,518,623
Commissions and fees	328,815	373,494	403,358
Other service charges and fees	855,032	506,804	456,996
Income on company-owned life insurance	397,401	407,054	295,046
Security gains, net	1,072,441	81,554	24,090
Mortgage banking income	776,493	515,005	496,618
Other income	341,478	158,756	205,658
Total Non-interest Income	5,910,691	4,275,882	4,400,389
NON-INTEREST EXPENSES			
Salaries and employee benefits	9,354,188	9,118,163	8,932,892
Occupancy expense, net	1,840,610	1,721,257	1,536,541
Furniture and equipment expense	724,327	761,119	807,668
Advertising and public relations	447,328	461,291	722,545
Impairment on available for sale securities and other equity investments	39,200	144,408	1,952,721
Foreclosed assets, net	992,247	963,969	41,939
FDIC insurance expense	924,048	1,177,448	229,981
Other operating expenses	3,320,495	3,354,938	3,027,972
Total Non-interest Expenses	17,642,443	17,702,593	17,252,259
Income before income taxes	5,341,099	2,198,948	3,945,908
Applicable income tax (benefit) expense	1,312,723	(32,664)	474,754
NET INCOME	$ 4,028,376	$ 2,231,612	$ 3,471,154
Earnings per common share:			
Basic	$ 2.58	$ 1.43	$ 2.24
Diluted	$ 2.58	$ 1.43	$ 2.24

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,028,376	$ 2,231,612	$ 3,471,154
Adjustments to reconcile net income to net cash provided by operating activities-			
Provision for loan losses	4,750,000	5,327,702	2,032,719
Depreciation	1,045,302	917,584	834,485
Amortization and accretion of investment securities, net	1,041,035	662,251	277,801
Deferred income tax benefit	(1,080,836)	(1,167,790)	(1,514,798)
Loss (gain) on sale or write-downs of other assets	301,418	397,111	(601)
Security gains, net	(1,072,441)	(81,554)	(24,090)
Stock-based compensation expense	134,750	134,750	125,813
Federal Home Loan Bank stock dividend	-	-	(59,400)
Loans originated for sale	(27,514,025)	(22,958,456)	(22,756,309)
Proceeds from sale of loans	28,116,751	23,974,583	22,173,707
Mortgage banking income	(776,493)	(515,005)	(496,618)
Impairment of available for sale securities and other equity investments	39,200	144,408	1,952,721
Increase in cash surrender value of company-owned life insurance	(397,401)	(407,054)	(295,046)
Decrease in interest receivable	813,141	468,650	264,214
Decrease (increase) in prepayments and other assets	1,021,383	(2,998,094)	(364,087)
Decrease in accrued interest payable	(311,006)	(668,734)	(729,954)
Increase (decrease) in accrued taxes	135,456	(480,610)	414,359
Increase in other liabilities	1,217,768	253,479	39,805
Cash Provided by Operating Activities, net	11,492,378	5,234,833	5,345,875
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of securities available for sale	(179,788,066)	(85,221,498)	(77,181,235)
Proceeds from sales of securities available for sale	35,666,787	6,917,122	9,862,297
Proceeds from maturities of securities available for sale	101,484,084	63,771,790	83,287,923
Increase in interest bearing balances with banks	(3,258)	(2,292)	(5,941)
Purchase of company-owned life insurance	-	(359,000)	(711,000)
Net decrease (increase) in loans	18,070,978	9,375,748	(76,394,825)
Capital expenditures	(1,527,269)	(2,137,381)	(6,545,396)
Proceeds from sale of other assets	5,688,085	782,977	683,940
Cash Used by Investing Activities, net	(20,408,659)	(6,872,534)	(67,004,237)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings	-	5,000,000	-
Borrowings repaid	(233,678)	(612,493)	(248,070)
Net (decrease) increase in securities sold under repurchase agreements	(156,121)	235,086	(2,428)
Net (decrease) increase in deposits	(9,653,489)	12,479,758	61,489,058
Cash dividends paid	(1,564,111)	(2,491,247)	(2,790,128)
Proceeds from exercise of stock options, including tax benefit	21,020	30,371	122,415
Proceeds from issuance of common stock	121,220	243,870	250,470
Common stock repurchased	-	-	(352,550)
Cash (Used) Provided by Financing Activities, net	(11,465,159)	14,885,345	58,468,767
INCREASE (DECREASE) IN CASH, net	(20,381,440)	13,247,644	(3,189,595)
CASH AND CASH EQUIVALENTS, beginning of year	37,424,572	24,176,928	27,366,523
CASH AND CASH EQUIVALENTS, end of year	$ 17,043,132	$ 37,424,572	$ 24,176,928
Supplemental cash flow information			
Interest paid	$ 7,911,966	$ 10,996,733	$ 15,586,452
Income taxes paid	2,193,796	1,797,728	1,618,005
Supplemental noncash disclosures			
Transfers from loans to other real estate owned	6,167,790	13,478,580	259,770
Common stock exchanged in connection with exercise of stock options	-	-	135,575

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2010, 2009 and 2008

	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss), net	Total
Balance at January 1, 2008	1,546,551	$ 1,546,551	$ 162,553	$ 47,530,792	$ 393,129	$ 49,633,025
Comprehensive income:						
Net income	-	-	-	3,471,154	-	3,471,154
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	572,669	572,669
Comprehensive income						4,043,823
Cash dividends paid $1.80 per share	-	-	-	(2,790,128)	-	(2,790,128)
Compensation expense for restricted stock	-	-	125,813	-	-	125,813
Tax benefit arising from exercise of director stock options	-	-	12,159	-	-	12,159
Exercise of stock options	7,527	7,527	238,304	-	-	245,831
Issuance of new common stock	6,204	6,204	244,266	-	-	250,470
Common stock repurchased	(8,875)	(8,875)	(133,110)	(346,140)	-	(488,125)
Balance at December 31, 2008	1,551,407	1,551,407	649,985	47,865,678	965,798	51,032,868
Comprehensive income:						
Net income	-	-	-	2,231,612	-	2,231,612
Reclassification adjustment for gains included in net income, net of tax					(50,327)	(50,327)
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	818,608	818,608
Comprehensive income						2,999,893
Cash dividends paid $1.60 per share	-	-	-	(2,491,247)	-	(2,491,247)
Compensation expense for restricted stock	-	-	134,750	-	-	134,750
Tax benefit arising from exercise of director stock options	-	-	5,896	-	-	5,896
Exercise of stock options	725	725	23,750	-	-	24,475
Issuance of new common stock	5,272	5,272	149,938	-	-	155,210
Issuance of common stock through dividend reinvestment plan	1,612	1,612	87,048	-	-	88,660
Balance at December 31, 2009	1,559,016	1,559,016	1,051,367	47,606,043	1,734,079	51,950,505
Comprehensive income:						
Net income	-	-	-	4,028,376	-	4,028,376
Reclassification adjustment for gains included in net income, net of tax	-	-	-	-	(661,803)	(661,803)
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	(1,365,494)	(1,365,494)
Comprehensive income						2,001,079
Cash dividends paid $1.00 per share	-	-	-	(1,564,111)	-	(1,564,111)
Compensation expense for restricted stock	-	-	134,750	-	-	134,750
Tax benefit arising from exercise of director stock options	-	-	4,020	-	-	4,020
Exercise of stock options	500	500	16,500	-	-	17,000
Issuance of new common stock	2,450	2,450	(2,450)	-	-	-
Issuance of common stock through dividend reinvestment plan	2,384	2,384	118,836	-	-	121,220
Balance at December 31, 2010	1,564,350	$ 1,564,350	$ 1,323,023	$ 50,070,308	$ (293,218)	$ 52,664,463

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include First Pulaski National Corporation (the "Corporation") and its wholly owned subsidiary, First National Bank of Pulaski (the "Bank"), as well as the Bank's wholly owned subsidiary First Pulaski Reinsurance Company ("FPRC"), together referred to as the "Company." Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Giles, Lincoln and Marshall Counties in Tennessee and Limestone and Madison Counties in Alabama. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Interest-Bearing Deposits in Other Financial Institutions: Interest bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method. Prepayments are anticipated in the amortization of premiums and discounts for mortgage backed securities. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using a method to approximate the level-yield method.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans that are not performing. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk: Most of the Company's business activity is with customers located within Giles, Lincoln and Marshall Counties in Tennessee and Limestone and Madison Counties in Alabama. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in these areas.

Mortgage Banking: The Company originates first-lien mortgage loans for the purpose of selling them in the secondary market. Mortgage loans held for sale are recorded at cost, which approximates fair value. Gains and losses realized from the sale of these assets are included in mortgage banking income. Servicing rights related to the mortgages sold are not retained.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non classified loans and is based on historical loss experience adjusted for current factors.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Commercial and commercial real estate loans over $250,000 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent 3 years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified:

Commercial loans include loans for commercial or industrial purposes to business enterprises that are not secured by real estate. Commercial loans are typically are made on the basis of the borrower's ability to repay from the cash flow of the borrower's business. Commercial loans are generally secured by accounts receivable, inventory and equipment. The collateral securing loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. The Company seeks to minimize these risks through its underwriting standards.

Commercial and Agricultural Real Estate loans include loans secured by non-residential real estate, including farmland and improvements thereon. Often these loans are made to single borrowers or groups of related borrowers, and the repayment of these loans largely depends on the results of operations and management of these properties. Adverse economic conditions may affect the repayment ability of these loans.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Construction and Land Development loans include loans to finance the process of improving land preparatory to erecting new structures or the on-site construction of industrial, commercial, residential or farm buildings. Construction and land development loans also include loans secured by vacant land, except land known to be used or usable for agricultural purposes. Construction loans generally are made for relatively short terms. They generally are more vulnerable to changes in economic conditions. Further, the nature of these loans is such that they are more difficult to evaluate and monitor. The risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value upon completion of the project and the estimated cost (including interest) of the project. Periodic site inspections are made on construction loans.

Residential Real Estate loans include loans secured by residential real estate, including single-family and multi-family dwellings. Mortgage title insurance and hazard insurance are normally required. Adverse economic conditions in the Company's market area may reduce borrowers' ability to repay these loans and may reduce the collateral securing these loans.

Consumer loans include loans to individuals for household, family and other personal expenditures that are not secured by real estate. Consumer loans are generally secured by vehicles and other household goods. The collateral securing consumer loans may depreciate over time. The Company seeks to minimize these risks through its underwriting standards.

Other loans include loans to finance agricultural production and other loans to farmers that are not secured by real estate. Other loans also include loans to states and political subdivisions in the U.S. Loans to farmers are subject to the inherent risks in farming, such as unpredictable weather and market prices for goods produced from farming operations. Loans to states and political subdivisions are generally subject to the risk that the borrowing municipality or political subdivision may lose a significant portion of its tax base or that the project for which the loan was made may produce inadequate revenue.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line and accelerated methods with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line and accelerated method with useful lives ranging from 3 to 7 years.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Company Owned Life Insurance: The Company has purchased life insurance policies on certain directors and key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Long-Term Assets: Premises and equipment, and other long term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans: Employee profit sharing plan expense is the amount contributed by the Company. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service. The present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the full eligibility date.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Corporation or by the Corporation to its shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders' equity.

Adoption of New Accounting Standards:
In July 2010, the FASB issued ASU No. 2010-20, "Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." The ASU expands the disclosures about the credit quality of financing receivables and the related allowance for credit losses. The ASU also requires disaggregation of existing disclosures by portfolio segment. The amendments that require disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. The adoption of this guidance expanded the Company's disclosures surrounding credit quality of financing receivables and the related allowance for credit losses.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SECURITIES

The amortized cost and fair value of the available for sale securities portfolio at December 31, 2010 and 2009 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$ 100,302	$ 366	$ -	$ 100,668
U.S. government sponsored entities	105,559,892	394,738	1,299,026	104,655,604
Obligations of states and political subdivisions	42,270,477	815,757	527,179	42,559,055
Mortgage-backed securities: residential	43,712,835	481,610	359,248	43,835,197
Total debt securities	191,643,506	1,692,471	2,185,453	191,150,524
Equity securities	27,200	17,600	-	44,800
Total	$ 191,670,706	$ 1,710,071	$ 2,185,453	$ 191,195,324

2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$ 102,113	$ 2,266	$ -	$ 104,379
U.S. government sponsored entities	85,056,903	790,095	64,887	85,782,111
Obligations of states and political subdivisions	47,569,593	1,667,980	38,609	49,198,964
Mortgage-backed securities: residential	16,246,296	432,073	1,879	16,676,490
Total debt securities	148,974,905	2,892,414	105,375	151,761,944
Equity securities	66,400	21,600	-	88,000
Total	$ 149,041,305	$ 2,914,014	$ 105,375	$ 151,849,944

Sales of available for sale securities were as follows:

	2010	2009	2008
Proceeds	$ 35,666,787	$ 6,917,122	$ 9,862,297
Gross gains	1,103,228	91,982	35,165
Gross losses	30,787	10,428	11,075

The tax provision related to these net realized gains and losses was $(410,638), $(31,227) and $(9,224), respectively.

The amortized cost and fair value of debt securities at year end 2010 are shown below by contractual maturity. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.

	Available for Sale	
	Amortized Cost	Fair Value
Maturity		
Due in one year or less	$ 8,854,791	$ 8,979,176
Due after one year through five years	110,664,989	110,649,093
Due after five years through ten years	27,431,084	26,729,042
Due after ten years	979,807	958,016
Mortgage-backed - residential	43,712,835	43,835,197
TOTAL	$ 191,643,506	$ 191,150,524

Securities pledged at year-end 2010 and 2009 had a carrying amount of $87,602,230 and $115,726,152, respectively, and were pledged to secure public deposits and repurchase agreements.

At year-end 2010 and 2009, there were no holdings of securities of any one issuer, other than U.S. government agencies and U.S. government-sponsored entities, in an amount greater than 10% of shareholders' equity.

NOTE 2 – SECURITIES (CONTINUED)

The following table summarizes the investment securities with unrealized losses at December 31, 2010 and December 31, 2009 aggregated by major security type and length of time in a continuous unrealized loss position:

2010	Less Than 12 Months		12 Months or Longer		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Obligations of U.S. government sponsored entities	$ 62,919,080	$ 1,299,026	$ -	$ -	$ 62,919,080	$ 1,299,026
Obligations of states and political subdivisions	11,676,609	527,179	-	-	11,676,609	527,179
Mortgage-backed securities - residential	27,736,295	359,248	-	-	27,736,295	359,248
Total temporarily impaired Securities	$ 102,331,984	$ 2,185,453	$ -	$ -	$ 102,331,984	$ 2,185,453

2009	Less Than 12 Months		12 Months or Longer		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Obligations of U.S. government sponsored entities	$ 7,469,171	$ 64,887	$ -	$ -	$ 7,469,171	$ 64,887
Obligations of states and political subdivisions	1,956,655	11,829	233,220	26,780	2,189,875	38,609
Mortgage-backed securities - residential	1,856,216	1,879	-	-	1,856,216	1,879
Total temporarily impaired Securities	$ 11,282,042	$ 78,595	$ 233,220	$ 26,780	$ 11,515,262	$ 105,375

In determining OTTI for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether another-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

As of December 31, 2010, the Company's security portfolio consisted of 332 securities, 125 of which were in an unrealized loss position. The majority of unrealized losses are related to the Company's obligations of U.S. government-sponsored entities and obligations of state and political subdivisions. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2010.

NOTE 2 – SECURITIES (CONTINUED)

The Company's equity securities consist of floating rate preferred stock issued by Federal National Mortgage Association ("Fannie Mae"). For the year ended December 31, 2008, the Company recognized a $1,952,721 pre-tax charge for the other-than-temporary decline in fair value. As required by accounting guidance, when a decline in fair value below cost for an equity security is deemed to be other-than-temporary, the unrealized loss must be recognized as a charge to earnings. On September 7, 2008, the United States Department of the Treasury, the Federal Reserve and the Federal Housing Finance Agency ("FHFA") announced that the FHFA was placing Fannie Mae and the Federal Home Loan Mortgage Corporation ("Freddie Mac") under conservatorship, eliminating dividend payments on Fannie Mae and Freddie Mac common and preferred stock and giving management control over Fannie Mae and Freddie Mac to FHFA. Subsequent to the announcement of the actions described above, the market value of the perpetual preferred securities of Fannie Mae owned by the Company declined significantly, leading to the charge to earnings for other-than-temporary impairment. A $39,200 pre-tax charge was recognized for the other-than-temporary decline in fair value on these Fannie Mae securities in 2010 as the fair value of these securities declined further.

The Company held common stock in Silverton Financial Services, Inc. ("Silverton") in the amount of $144,408 that was classified as another asset on the Company's balance sheet. On May, 1, 2009, the Office of the Comptroller of the Currency closed Silverton's subsidiary, Silverton Bank, N.A. The Company recorded a capital loss of $144,408 in the second quarter of 2009 due to the closing of Silverton Bank, N.A. The Company had sufficient capital gains to offset the capital loss for federal income tax purposes.

NOTE 3 - LOANS

Loans at year end were as follows:

	2010	2009
Construction and land development	$ 31,742,216	$ 40,911,778
Commercial and industrial	34,561,396	38,852,794
Agricultural	5,098,655	5,940,188
Real estate loans secured by:		
Farmland	34,227,577	35,243,009
Residential property	86,233,700	90,797,206
Nonresidential, nonfarm	122,548,942	127,495,696
Consumer	22,678,901	24,757,088
Other loans	7,007,316	8,085,835
Subtotal	344,098,703	372,083,594
Less: Net deferred loan fees	(228,980)	(337,000)
Allowance for loan losses	(7,996,961)	(7,085,316)
Loans, net	$ 335,872,762	$ 364,661,278

Activity in the allowance for loan losses was as follows:

	2010	2009	2008
Beginning balance	$ 7,085,316	$ 5,219,956	$ 3,467,019
Provision for loan losses	4,750,000	5,327,702	2,032,719
Loans charged-off	(3,943,873)	(3,605,212)	(475,001)
Recoveries	105,518	142,870	195,219
Ending balance	$ 7,996,961	$ 7,085,316	$ 5,219,956

The loan balances in the following tables related credit quality do not include approximately $2,225,000 in accrued interest receivable and $229,000 in deferred loan fees. Accrued interest receivable is a component of the Company's recorded investment in loans.

NOTE 3 – LOANS (CONTINUED)

The following table presents the balances in the allowance for loan losses and loans by portfolio segment and based on impairment method as of December 31, 2010:

	Commercial	Commercial and Agricultural Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Other	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ -	$ 166,590	$ 108,252	$ 125,124	$ -	$ -	$ 399,966
Collectively evaluated for impairment	1,035,511	3,580,456	1,366,718	1,149,256	383,644	81,410	7,596,995
Total ending allowance balance	$ 1,035,511	$ 3,747,046	$ 1,474,970	$ 1,274,380	$ 383,644	$ 81,410	$ 7,996,961
Loans:							
Loans individually evaluated for impairment	$ 68,442	$ 5,873,675	$ 3,272,054	$ 3,317,219	$ -	$ -	$ 12,531,390
Loans collectively evaluated for impairment	34,492,954	150,902,844	28,470,162	81,605,516	22,678,901	12,105,971	330,256,348
Total ending loans balance	$ 34,561,396	$ 156,776,519	$ 31,742,216	$ 84,922,735	$ 22,678,901	$ 12,105,971	$ 342,787,738

Individually impaired loans were as follows:

	2010	2009
Year-end loans with no allocated allowance for loan losses	$ 10,157,809	$ 7,438,253
Year-end loans with allocated allowance for loan losses	2,373,581	4,297,943
Total	$ 12,531,390	$ 11,736,196
Amount of the allowance for loan losses allocated	$ 399,966	$ 446,776

	2010	2009	2008
Average of individually impaired loans during the year	$ 12,907,114	$ 8,824,125	$ 546,887
Interest income recognized during impairment	326,397	170,568	35,296
Cash-basis interest income recognized	120,617	95,183	25,776

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010:

	Unpaid Principal Balance	Loan Balance	Allowance for Loan Losses Allocated
With no related allowance recorded:			
Commercial	$ 68,442	$ 68,442	$ -
Commercial and agricultural real estate :			
Commercial real estate	5,230,181	5,230,181	-
Agricultural real estate	-	-	-
Residential real estate:			
Home equity line of credit	-	-	-
1-4 family closed-end	2,997,634	2,997,634	
Multi-family	-	-	-
Construction and land development	1,861,553	1,861,553	
With an allowance recorded:			
Commercial	-	-	-
Commercial and agricultural real estate :			
Commercial real estate	643,494	643,494	166,590
Agricultural real estate	-	-	-
Residential real estate:			
Home equity line of credit	-	-	-
1-4 family closed-end	319,585	319,585	125,124
Multi-family	-	-	-
Construction and land development	1,410,242	1,410,501	108,252
	$ 12,531,131	$ 12,531,390	$ 399,966

NOTE 3 – LOANS (CONTINUED)

Nonaccrual loans and loans past due 90 days still on accrual were as follows:

	2010	2009
Loans past due over 90 days still on accrual	$ -	$ 7,980
Nonaccrual loans	13,252,562	7,554,750

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans that are not performing.

The following table presents nonaccrual and loans past due 90 days still on accrual by class of loans as of December 31, 2010:

	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Commercial	$ 218,262	$ -
Commercial and agricultural real estate :		
Commercial real estate	3,096,537	-
Agricultural real estate	125,710	-
Residential real estate:		
Home equity line of credit	-	-
1-4 family closed-end first lien	4,781,841	-
1-4 family closed-end junior lien	469,085	-
Multi-family	-	-
Construction and land development	4,278,154	-
Consumer	233,827	-
Other	49,146	-
	$ 13,252,562	$ -

The following table presents the aging of past due loans as of December 31, 2010 by class of loans:

	30-89 Days Past Due	90 days or more Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 346,719	$ 85,117	$ 431,836	$ 34,129,560	$ 34,561,396
Commercial and agricultural real estate :					
Commercial real estate	560,969	1,985,389	2,546,358	120,002,584	$ 122,548,942
Agricultural real estate	114,519	125,710	240,229	33,987,348	$ 34,227,577
Residential real estate:					
Home equity line of credit	114,848	-	114,848	18,736,091	$ 18,850,939
1-4 family closed-end first lien	3,084,041	1,663,835	4,747,876	58,314,446	$ 63,062,322
1-4 family closed-end junior lien	189,356	60,995	250,351	2,925,110	$ 3,175,461
Multi-family	-	-	-	1,144,978	$ 1,144,978
Construction and land development	473,735	1,558,551	2,032,286	29,709,930	$ 31,742,216
Consumer	714,702	172,033	886,735	21,792,166	$ 22,678,901
Other	29,839	33,506	63,345	12,042,626	$ 12,105,971
	$ 5,628,728	$ 5,685,136	$ 11,313,864	$ 332,784,839	$ 344,098,703

The above table of past due loans includes nonaccrual loans of $4,648,327 in the loans not past due category, $2,919,099 in the 30-89 days past due category and $5,685,136 in the 90 days and greater past due category.

Troubled Debt Restructurings

Since no loans classified as troubled debt restructurings included interest rate reductions as part of the modification, and modifications only changed the timing of cash flows as the loans were placed on interest-only payments for a period of time, the Company has not allocated any specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2010. The Company has not committed to lend any funds to customers whose loans are classified as a troubled debt restructuring as of December 31, 2010. The Company had committed to lend $390,000 to customers whose loans are classified as troubled debt restructurings as of December 31, 2009.

NOTE 3 – LOANS (CONTINUED)

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. The Company uses the following definitions for risk ratings, which are updated annually:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are typically loans held for sale and overdrafts. As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Not Rated
Commercial	$ 33,353,758	$ 111,401	$ 1,096,237	$ -	$ -
Commercial and agricultural real estate :					
Commercial real estate	108,460,368	3,507,932	10,580,642	-	-
Agricultural real estate	33,534,967	174,269	518,341	-	-
Residential real estate:					
Home equity line of credit	18,643,055	28,069	179,815	-	-
1-4 family closed-end first lien	55,231,087	1,031,548	5,169,137	319,585	1,310,965
1-4 family closed-end junior lien	2,434,095	8,343	733,023	-	-
Multi-family	1,144,978	-	-	-	-
Construction and land development	22,407,749	3,907,654	5,426,813	-	
Consumer	21,824,500	294,091	560,310	-	-
Other	11,449,573	1,337	59,911	-	595,150
Total	$ 308,484,130	$ 9,064,644	$ 24,324,229	$ 319,585	$ 1,906,115

NOTE 4 - REAL ESTATE OWNED

Expenses related to foreclosed assets include:

	2010	2009	2008
Net loss (gain) on sales	$ (170,039)	$ 39,991	$ 558
Direct write-downs	496,461	352,500	-
Operating expenses	665,825	571,478	41,381
Total expenses	$ 992,247	$ 963,969	$ 41,939

NOTE 5 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

NOTE 5 - FAIR VALUE

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 using			Fair Value Measurements at December 31, 2009 using		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:						
Available for sale securities:						
U.S. treasuries	$ 100,668		$ 100,668	$ 104,379		$ 104,379
Obligations of U.S. government sponsored entities	104,655,604		104,655,604	85,782,111		85,782,111
Obligations of states and political subdivisions	42,559,055		42,559,055	49,198,964		49,198,964
Mortgage-backed securities - residential	43,835,197		43,835,197	16,676,490		16,676,490
Equity securities	44,800	44,800		88,000	88,000	
Total	$ 191,195,324	$ 44,800	$ 191,150,524	$ 151,849,944	$ 88,000	$ 151,761,944

There were no significant transfers between Level 1 and Level 2 during 2010.

NOTE 5 - FAIR VALUE (CONTINUED)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis are summarized below:

	Carrying Value	Fair Value Measurements at December 31, 2010 Using: Significant Other Observable Inputs (Level 2)	Fair Value Measurements at December 31, 2010 Using: Significant Unobservable Inputs (Level 3)
Assets:			
Impaired loans			
Comml and ag real estate:			
Commercial real estate	$ 2,488,639		$ 2,488,639
Residential real estate:			
1-4 family closed-end	197,508		197,508
Construction & land development	1,861,553		1,861,553
Total impaired loans	$ 4,547,700		$ 4,547,700
Other real estate owned			
Construction & land development	$ 4,056,100		$ 4,056,100
Total other real estate owned	$ 4,056,100		$ 4,056,100

	Carrying Value	Fair Value Measurements at December 31, 2009 Using: Significant Other Observable Inputs (Level 2)	Fair Value Measurements at December 31, 2009 Using: Significant Unobservable Inputs (Level 3)
Assets:			
Impaired loans	$ 3,851,167	$ -	$ 3,851,167
Other real estate owned	1,057,500	-	1,057,500

There was $4,547,700 in impaired loans measured for impairment using the fair value of the collateral at December 31, 2010, resulting in an additional provision for loan losses of $1,558,966 for the year ended December 31, 2010. At December 31, 2009 impaired loans, had a carrying amount of $4,297,943, with a valuation allowance of $446,776, resulting in an additional provision for loan losses of $193,058 for the year ended December 31, 2009.

Other real estate owned measured at fair value less costs to sell, had a net carrying amount of $12,703,579 for the year ended December 31, 2010. Included in this amount were properties that were written down to fair value totaling $4,056,100 resulting in additional foreclosed asset expense of $496,461for the year ended December 31, 2010. Other real estate owned had a net had a carrying amount of $12,550,296 for the year ended December 31, 2009. Included in this amount were properties that were written down to fair value totaling $1,057,500 resulting in additional foreclosed asset expense of $352,000.

NOTE 5 - FAIR VALUE (CONTINUED)

Carrying amount and estimated fair values of financial instruments at year end were as follows:

	2010 (In thousands)		2009 (In thousands)	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 17,584	$ 17,584	$ 37,962	$ 37,962
Securities	191,195	191,195	151,850	151,850
Loans, net	335,873	333,421	364,661	360,650
Federal Home Loan Bank stock	1,527	N/A	1,527	N/A
Accrued interest receivable	3,316	3,316	4,129	4,129
Financial liabilities:				
Deposits	533,324	535,620	542,977	544,926
Securities sold under repurchase agreements	1,803	1,803	1,959	1,959
Other borrowed funds	7,545	7,967	7,779	8,021
Accrued interest payable	1,321	1,321	1,632	1,632

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values of debt are based on current rates for similar financing. It was not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability. The fair value of off balance sheet items and loans held for sale are not considered material.

NOTE 6 - PREMISES AND EQUIPMENT

Year end premises and equipment were as follows:

	2010	2009
Land	$ 6,438,371	$ 6,186,529
Buildings	19,606,904	17,049,006
Furniture and equipment	7,020,988	6,986,604
Leasehold improvements	152,603	152,603
Construction in progress	-	1,555,270
	$ 33,218,866	$ 31,930,012
Less: Accumulated depreciation	$(13,862,368)	$(13,054,000)
	$ 19,356,498	$ 18,876,012

Operating Leases: The Company leases certain branch properties and equipment under operating leases. Rent expense was $169,850, $217,180 and $124,578 for 2010, 2009, and 2008, respectively. Rent commitments, before considering renewal options that generally are present, were as follows:

2011	104,267
2012	106,873
Total	$211,140

NOTE 7 - DEPOSITS

Time deposits of $100,000 or more were $139,949,423 and $172,423,904 at year end 2010 and 2009.

Scheduled maturities of time deposits for the next five years were as follows:

2011	$ 225,296,761
2012	33,420,776
2013	5,223,735
2014	8,910,427
2015	7,935,384

Overdrafts in the amounts of $854,989 and $635,446 were reclassified as loans as of December 31, 2010 and 2009, respectively.

NOTE 8 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by U.S. government-sponsored entity securities with a carrying amount of $3,176,133 and $3,085,400 at year-end 2010 and 2009, respectively.

Securities sold under agreements to repurchase are financing arrangements that mature daily. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2010	2009	2008
Average daily balance during the year	1,909,560	1,683,477	1,566,862
Average interest rate during the year	1.59%	1.59%	2.53%
Maximum month-end balance during the year	2,133,165	1,959,144	1,824,772
Weighted average interest rate at year-end	1.59%	1.59%	1.59%

NOTE 9 - OTHER BORROWED FUNDS

At year end, advances from the Federal Home Loan Bank were as follows:

Principal Amounts Outstanding December 31,		Interest	Maturity
2010	2009	Rates	Dates
9,165	44,428	6.25%	2011
1,230,978	1,376,612	4.09%-7.40%	2012
1,099,209	1,123,923	5.09%	2013
5,000,000	5,000,000	2.94%	2014
119,116	137,558	6.50%	2016
86,883	96,508	4.87%	2018
$ 7,545,351	$ 7,779,029		

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $57,257,335 and $60,566,513 of first mortgage loans under a blanket lien arrangement at year-end 2010 and 2009, respectively. Based on this collateral and the Company's holdings of FHLB stock, the Company is eligible to borrow up to $23,078,000 at year end 2010.

Payment Information

Required payments over the next five years are:

Year	Amount
2011	237,006
2012	1,122,944
2013	1,077,212
2014	5,035,770
2015	37,964
Thereafter	34,455
	$ 7,545,351

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES

Income tax expense (benefit) was as follows:

	2010	2009	2008
Current expense			
Federal	$ 1,906,853	$ 823,883	$ 1,489,020
State	486,706	311,244	500,532
Deferred expense			
Federal	(897,356)	(969,550)	(1,257,650)
State	(183,480)	(198,241)	(257,148)
Total expense (benefit)	$ 1,312,723	$ (32,664)	$ 474,754

Effective tax rates differ from the federal statutory rate of 34% applied to income before taxes due to the following:

	2010	2009	2008
Federal taxes at statutory rate	$ 1,815,974	$ 747,642	$ 1,341,609
Increase (decrease) resulting from tax effect of:			
Tax exempt interest on obligations of states and political subdivisions	(564,838)	(703,337)	(863,062)
State income taxes, net of federal income tax benefit	200,129	74,582	160,633
Dividend received deduction	-	-	(32,264)
Increase in cash surrender value	(135,116)	(138,398)	(100,316)
Benefit of lower tax rates of First Pulaski Reinsurance Company	(10,951)	-	(16,605)
Others, net	7,525	(13,153)	(15,241)
Provision for Income Taxes	$ 1,312,723	$ (32,664)	$ 474,754

Year-end deferred tax assets and liabilities were due to the following:

	2010	2009
Deferred tax assets:		
Allowance for loan losses	$ 3,091,575	$ 2,597,121
Director benefit plans	901,186	755,742
Unrealized loss on available for sale securities	182,164	-
Impairment of available for sale securities	764,268	749,259
Deferred loan fees	87,676	129,037
Nonaccrual loan interest	423,702	155,264
Impairment of other real estate	325,067	134,972
Deferred credit insurance fees	58,828	64,663
Deferred gains on sale of other real estate	63,088	12,574
Other	53,683	40,486
Gross Deferred Tax Assets	5,951,237	4,639,118
Deferred tax liabilities:		
Unrealized gain on available for sale securities	-	1,074,560
Other securities	322,749	322,749
Prepaid expenses	174,836	123,294
Other	14,284	16,707
Gross Deferred Tax Liabilities	511,869	1,537,310
Net Deferred Tax Asset	$ 5,439,368	$ 3,101,808

NOTE 10 - INCOME TAXES (CONTINUED)

The Company has sufficient refundable taxes paid in available carryback years to fully realize its recorded deferred tax assets. Accordingly, no valuation has been recorded.

Unrecognized Tax Benefits

The amount of unrecognized tax benefits was $22,081 and $25,825 at December 31, 2010 and 2009, respectively. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any material amount accrued for interest and penalties for the years ended December 31, 2010 and 2009.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Tennessee and Alabama. The Company filed income tax returns in Alabama in 2005, 2006, 2007, 2008 and 2009. These returns are subject to examination. The Company is no longer subject to examination by U.S. federal and Tennessee taxing authorities for years before 2007.

NOTE 11 - BENEFIT PLANS

Profit Sharing Plan: The Bank has a non-contributory trusteed profit sharing retirement plan covering all officers and employees who have completed a year of service and are over the age of 21. According to the plan, the Bank's contribution will not exceed 15% of the total salary of all the participants. The plan expense was $478,220, $458,766 and $742,463 in 2010, 2009 and 2008, respectively.

Deferred Compensation Plan: A deferred compensation plan covers all directors. Under the plan, the Company pays each participant, or their beneficiary, the amount of director fees deferred plus interest over 15 years, beginning with the individual's retirement, death or disability. A liability is accrued for the obligation under this plan. The expense incurred for the deferred compensation for each of the last three years was $441,559, $532,429 and $262,711 resulting in a deferred compensation liability of $2,353,580, $1,973,732 and $1,503,023, respectively.

Employee Stock Purchase Plan: The 1994 Employee Stock Purchase Plan (the "1994 Employee Plan") permits the granting of rights to eligible employees of the Company to acquire stock. A total of 150,000 shares were reserved under this plan. The Company has agreed to pay 3% of the interest rate cost, up to a maximum of $18,000 per year for all participants, if the employee chooses to purchase shares under the 1994 Employee Plan and borrows the funds to purchase the shares from the Company. The employee may also choose to purchase the shares with cash. The Company generally issues new shares to satisfy these purchases. The Board has established the following guidelines as to the number of shares employees are allowed to purchase generally on July 1, each year:

	Years of Service and Number of Shares	
Position	Under 10 years	Over 10 years
Vice-Presidents and above	200	250
All other Officers	125	175
Non-Officers	75	125

The expense related to the 1994 Employee Plan was not material in 2010, 2009 or 2008.

NOTE 12 - OTHER OPERATING EXPENSES

The following table summarizes the components of other operating expenses for the years ended December 31:

	2010	2009	2008
Directors' fees and expense	$ 579,834	$ 679,679	$ 423,461
Stationery and supplies	190,238	185,419	223,983
Collection and professional fees	517,745	418,512	453,536
Postage	166,531	196,256	175,074
Data processing expense	535,385	484,561	333,003
Educational expense	62,683	123,419	195,957
Telecommunication expense	213,467	239,151	185,976
Other	1,054,612	1,027,941	1,036,982
	$ 3,320,495	$ 3,354,938	$ 3,027,972

NOTE 13 - RELATED PARTY TRANSACTIONS

The following table summarizes loans to principal officers, directors and their affiliates for 2010:

Beginning balance	$ 2,215,740
New loans	1,679,898
Repayments	(1,780,028)
Balance at end of year	$ 2,115,610

Deposits from principal officers, directors, and their affiliates at year end 2010 and 2009 were $9,789,000 and $9,091,000, respectively.

NOTE 14 - STOCK-BASED COMPENSATION

Bank employees (and in prior years, non-employee directors) may be granted options or rights to purchase shares of the Corporation's common stock under the Corporation's stock option and employee stock purchase plans.

The 1997 Stock Option Plan (the "1997 Plan") permitted the Board of Directors to grant options to key employees. A total of 100,000 shares were reserved under the plan of which 27,500 were granted. These options expire generally 10 years from the date of grant. The 1997 Plan expired in the second quarter of 2007.

The 2007 Equity Incentive Plan (the "2007 Plan") also permits the Board of Directors to grant restricted share awards to key employees. A total of 100,000 shares were reserved under the 2007 Plan, of which the Company has awarded 12,250 shares of restricted stock to certain employees of the Company. The forfeiture restrictions with respect to these awards lapse on the one year anniversary of the date of grant. Compensation expense associated with these restricted share awards is recognized over the time period that the restrictions associated with the awards lapse.

The 1994 Outside Directors' Stock Option Plan (the "1994 Directors' Plan") permitted the granting of stock options to non-employee directors. A total of 150,000 shares were reserved under this plan. An option to purchase 500 shares was granted annually upon becoming a member of the Board of Directors, of which 250 shares were immediately exercisable and the remaining 250 shares were exercisable upon the first annual meeting of shareholders following the date of grant provided the optionee was still serving as an outside director. In addition, each outside director upon first becoming a board member received an immediately exercisable option to purchase 2,500 shares, less the number of shares of stock previously beneficially owned. These options expired ten years from the date of grant. During 2003, the Board terminated this Plan. At the time of termination, options to purchase 66,160 shares under the plan had not been granted.

A summary of the stock option activity in the 2007 Plan, the 1997 Plan and the 1994 Directors' Plan for 2010 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2010	9,000	$ 46.00		
Granted	-	-		
Exercised	(500)	34.00		
Forfeited or expired	(500)	49.00		
Outstanding December 31, 2010	8,000	$ 46.56	2.4	$ (12,500)
Fully vested	8,000	46.56	2.4	(12,500)
Exercisable at December 31, 2010	8,000	$ 46.56	2.4	$ (12,500)

Information related to stock option activity in the 2007 Plan, the 1997 Plan and the 1994 Directors' Plan during each year follows:

	2010	2009	2008
Intrinsic value of options exercised	$ 10,500	$ 15,400	$ 168,154
Cash received from option exercises	17,000	24,475	110,256
Tax benefit realized from option exercises	4,020	5,896	12,159
Weighted average fair value of options granted	-	-	-

NOTE 14 - STOCK-BASED COMPENSATION (CONTINUED)

As of December 31, 2010, there were no nonvested stock options; therefore there was no unrecognized compensation cost related to nonvested stock options granted under the plans. No compensation cost has been charged against income for these plans related to stock options for 2010, 2009 and 2008. The Company has a policy to issue new shares to satisfy the exercise of share options.

The 2007 Plan provides for the issuance of restricted shares to employees, directors and contractors of the Company. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. The fair value of the stock was determined using the price, of which the Company is aware, at which the Company's Common Stock was traded on a date closest to the award date. These restricted shares vest at the rate of twenty percent on each anniversary of the grant date. Compensation expense of $134,750, $134,750 and $125,813 has been charged against income for these shares in 2010, 2009 and 2008, respectively, related to the grants of restricted shares. Total shares issuable under the 2007 Plan are 87,750 at year end 2010, with 12,250 restricted shares granted that vest and are issued at the rate of twenty percent on each anniversary of the grant date.

A summary of changes in the Company's nonvested shares for the year follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2010	8,150	$ 55.00
Granted	-	55.00
Vested	(2,450)	55.00
Forfeited	-	-
Nonvested at December 31, 2010	5,700	$ 55.00

As of December 31, 2010, there was $249,677 of total unrecognized compensation cost related to nonvested restricted shares granted under the 2007 Plan. The cost is expected to be recognized over a weighted-average period of 1.9 years. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 was $134,750, $134,750, and $90,750, respectively.

NOTE 15 - REGULATORY CAPITAL MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2010, the Corporation and the Bank meet all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits or to pay interest on deposits above certain rates. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2010 and 2009, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 15 - REGULATORY CAPITAL MATTERS (CONTINUED)

Actual and required capital amounts (in thousands) and ratios are presented below at year end.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2010						
Total Capital to risk weighted assets						
Corporation	$ 58,249	13.87%	$ 33,597 ≥	8.00%	$ 41,997 ≥	10.00%
Bank	57,855	13.78	33,592 ≥	8.00	41,991 ≥	10.00%
Tier I (Core) Capital to risk weighted assets						
Corporation	52,958	12.61	16,799 ≥	4.00	25,198 ≥	6.00
Bank	52,563	12.52	16,796 ≥	4.00	25,194 ≥	6.00
Tier I (Core) Capital to average quarterly assets						
Corporation	52,958	8.68	24,407 ≥	4.00	30,508 ≥	5.00
Bank	52,563	8.62	24,404 ≥	4.00	30,505 ≥	5.00
As of December 31, 2009						
Total Capital to risk weighted assets						
Corporation	$ 55,720	12.72%	$ 35,035 ≥	8.00%	N/A	
Bank	54,981	12.56	35,030 ≥	8.00	43,787 ≥	10.00%
Tier I (Core) Capital to risk weighted assets						
Corporation	50,216	11.47	17,517 ≥	4.00	N/A	
Bank	49,477	11.30	17,515 ≥	4.00	26,272 ≥	6.00
Tier I (Core) Capital to average quarterly assets						
Corporation	50,216	8.34	24,087 ≥	4.00	N/A	
Bank	49,477	8.22	24,084 ≥	4.00	30,105 ≥	5.00

Dividend Restrictions: The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2011, the Bank could, without prior approval, declare dividends of approximately $3,370,000 plus any 2011 net profits retained to the date of the dividend declaration.

NOTE 16 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off balance sheet risk at year end were as follows:

	2010		2009	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$ 4,976,116	$ -	$ 2,191,696	$ 375,000
Unused Lines of credit	30,758,045	20,989,404	25,792,284	28,597,464
Standby letters of credit	2,586,386	-	2,436,778	-
Mortgage loans sold with repurchase requirements outstanding	9,348,103	-	9,172,591	-

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.50% to 8.00% and maturities ranging from 6 months to 3 years.

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of First Pulaski National Corporation follows:

CONDENSED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS		
Cash	$ 181,864	$ 574,113
Investment in subsidiary, at equity	52,270,005	51,211,008
Other assets	218,821	178,346
TOTAL ASSETS	$ 52,670,690	$ 51,963,467
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 6,227	$ 12,962
Total Liabilities	6,227	12,962
Shareholders' Equity	52,664,463	51,950,505
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 52,670,690	$ 51,963,467

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31, 2010	2009	2008
INCOME			
Dividends from subsidiary	$ 1,073,632	$ 2,101,013	$ 2,790,128
Other income	625	200	200
	1,074,257	2,101,213	2,790,328
EXPENSES			
Other expense	213,800	247,716	261,945
Income before income tax and undistributed subsidiary income	860,457	1,853,497	2,528,383
Income tax benefits	(81,625)	(94,518)	(92,625)
Equity in undistributed earnings of subsidiary	3,086,294	283,597	850,146
NET INCOME	$ 4,028,376	$ 2,231,612	$ 3,471,154

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,028,376	$ 2,231,612	$ 3,471,154
Adjustments to reconcile net income to net cash provided by operating activities -			
Equity in undistributed earnings of subsidiary	(3,086,294)	(283,597)	(850,146)
Stock-based compensation expense	134,750	134,750	125,813
Increase in other assets	(40,475)	(17,355)	(17,494)
Increase (decrease) in other liabilities	(6,735)	5,383	(4,153)
Cash Provided by Operating Activities	1,029,622	2,070,793	2,725,174
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(1,564,111)	(2,491,247)	(2,790,128)
Proceeds from exercise of stock options, including tax benefit	21,020	30,371	122,415
Proceeds from issuance of common stock	121,220	243,870	250,470
Common stock repurchased	-	-	(352,550)
Cash Used by Financing Activities	(1,421,871)	(2,217,006)	(2,769,793)
DECREASE IN CASH, net	(392,249)	(146,213)	(44,619)
CASH, beginning of year	574,113	720,326	764,945
CASH, end of year	$ 181,864	$ 574,113	$ 720,326

NOTE 18 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2010	2009	2008
Net income	$ 4,028,376	$ 2,231,612	$ 3,471,154
Less: Distributed earnings allocated to participating securities	(2,450)	(3,920)	(4,253)
Less: (Undistributed income) dividends in excess of earnings allocated to participating securities	(3,861)	409	(1,077)
Net earnings allocated to common stock	4,022,065	2,228,101	3,465,824
Weighted common shares outstanding including participating securities	1,563,762	1,557,109	1,549,721
Less: Participating securities	(2,450)	(2,450)	(2,450)
Weighted average shares	1,561,312	1,554,659	1,547,271
Basic earnings per share	$ 2.58	$ 1.43	$ 2.24
Net earnings allocated to common stock	$ 4,022,065	$ 2,228,101	$ 3,465,824
Weighted average shares	1,561,312	1,554,659	1,547,271
Add: dilutive effects of assumed excercises of stock options	616	1,292	2,984
Average shares and dilutive potential common shares	1,561,928	1,555,951	1,550,255
Dilutive earnings per share	$ 2.58	$ 1.43	$ 2.24

All stock options were considered in computing diluted earnings per share since none were anti-dilutive.

Unvested restricted shares that include non-forfeitable rights to dividends are classified as participating securities and included in average outstanding shares for calculating basic earnings per share. As of December 31, 2010, there were 3,250 shares of unvested restricted stock that were not classified as participating securities.

NOTE 19 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2010	2009	2008
Unrealized holding gains (losses) on available for sale securities	$(2,211,580)	$ 1,326,540	$ 928,000
Reclassification adjustment for losses (gains) realized in income	(1,072,441)	(81,554)	-
Net unrealized gains (losses)	(3,284,021)	1,244,986	928,000
Tax effect	(1,256,724)	476,705	355,331
Net-of-tax amount	$(2,027,297)	$ 768,281	$ 572,669

The following is a summary of the accumulated other comprehensive balances, net of tax:

	Balance at December 31, 2009	Current Period Change	Balance at December 31, 2010
Unrealized gains (losses) on securities available for sale	$ 1,734,079	$(2,027,297)	$ (293,218)

NOTE 20 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share Basic	Earnings Per Share Diluted
	(in thousands, except per share amounts)				
2010					
First quarter	$ 7,329	$ 5,235	$ 587	$ 0.38	$ 0.38
Second quarter	7,545	5,591	1,064	0.68	0.68
Third quarter	7,364	5,479	1,374	0.88	0.88
Fourth quarter	7,186	5,518	1,003	0.64	0.64
2009					
First quarter	$ 7,800	$ 4,798	$ 806	$ 0.52	$ 0.52
Second quarter	7,887	5,239	422	0.27	0.27
Third quarter	7,882	5,440	652	0.42	0.42
Fourth quarter	7,712	5,476	352	0.22	0.22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

First Pulaski National Corporation is a one-bank holding company with its only direct subsidiary being First National Bank of Pulaski ("First National" or the the "Bank"). During the third quarter of 2001, First National's wholly-owned subsidiary, FPRC, received its insurance license. FPRC is engaged in the business of reinsuring credit insurance written by the Corporation's subsidiary.

The following analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Certain of the statements in this discussion may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, (the "Exchange Act"), as amended. The words "expect," "anticipate," "intend," "should," "may," "could," "plan," "believe," "likely," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation to differ materially from any results expressed or implied by such forward-looking statements. Such factors include those identified in "Item 1A. Risk Factors" above and, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) continuation of the historically low short-term interest rate environment, (iii) increased competition with other financial institutions, (iv) deterioration or lack of sustained growth in the economy in the Corporation's market areas, (vi) rapid fluctuations in interest rates, (vi) significant downturns in the businesses of one or more large customers, (vii) risks inherent in originating loans, including prepayment risks, (viii) the fluctuations in collateral values, the rate of loan charge-offs and the level of the provision for losses on loans, (ix) results of regulatory examinations, (x) any activity in the capital markets that would cause the Corporation to conclude that there was impairment of any asset including intangible assets, and (xi) changes in state and Federal legislation, regulations or policies applicable to banks and other financial services providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd-Frank Act enacted by Congress in July 2010 and (xii) loss of key personnel. Many of such factors are beyond the Corporation's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Corporation cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation. The Corporation disclaims any obligation to update or revise any forward-looking statements contained in this discussion, whether as a result of new information, future events or otherwise.

OVERVIEW

Total assets of the Corporation declined $8.3 million, or 1.4%, from December 31, 2009 to December 31, 2010. Loans net of unearned income declined $28.1 million from year-end 2009 to year-end 2010 due to decreased loan demand and more robust lending standards as well as foreclosures of certain problem loans that resulted in the collateral becoming other real estate owned. Other real estate owned remained at elevated levels in 2010 as weak economic conditions continued, leading to $12.7 million in other real estate owned at year-end 2010 as compared to $12.6 million in other real estate owned at year-end 2009. Concerted efforts are being made to dispose of other real estate owned while striving to ensure that fair market value is received for other real estate owned and excessive discounts are not taken. Other real estate owned is likely to continue at elevated levels in 2011. The decline in loans contributed to a $39.3 million increase in securities at year-end 2010 as compared to year-end 2009, as funds that had been used for loans were used to buy securities. A decline of $19.7 million in cash and due from banks from year-end 2009 to year-end 2010 also contributed to the increase in securities as these funds were invested in higher yielding securities. Deposits decreased $9.7 million from year-end 2009 to year-end 2010. The decrease in deposits was primarily due to a decrease of $8.9 million in interest bearing deposits at December 31, 2010 as compared to December 31, 2009. Total shareholders' equity increased $714,000 during 2010 and regulatory Tier I capital increased $2.7 million bolstering the Corporation's capital position and regulatory capital ratios at December 31, 2010.

Net income in 2010 was $4.03 million, an increase of $1.80 million compared to 2009. Net interest income increased $869,000 in 2010 as compared to 2009 primarily due to an increase in the net interest margin to 4.09% in 2010 from 3.96% in 2009. Gains on the sale of securities of $1.07 million occurred in 2010 as compared to $82,000 in 2009. Also, non-interest income increased in 2010 as compared to 2009 primarily due to increased debit card interchange fees, increased mortgage banking income, and increased rental income received on certain properties taken into other real estate owned. The provision for loan losses totaled $4.75 million in 2010, a decrease of $578,000 from the provision for loan losses in 2009. Weak economic conditions continue to place stress on some of the registrant's borrowers, leading to a continued elevated provision for loan losses in 2010. Provision for loans losses is expected to remain at elevated levels in 2011 as compared to years prior to 2009. FDIC insurance assessments decreased $253,000 in 2010 as compared to 2009, primarily reflecting the Bank's share of the FDIC's special assessment imposed on all financial institutions on June 30, 2009, which amounted to $276,000. Foreclosed asset expense remained at elevated levels in 2010, showing an increase of $28,000 in 2010 as compared to 2009. Foreclosed asset expense is expected to remain at elevated levels in 2011. Net charged-off loans totaled $3.84 million in 2010, resulting in charge-off ratio (net loans charged-off divided by average loans) of 1.07% as compared to net charge-offs of approximately $3.46 million in 2009, resulting in an annualized charge-off ratio of 0.89%. Nonaccrual loans also increased to $13.25 million at December 31, 2010 as compared to $7.55 million at December 31, 2009 as weak economic conditions negatively impacted many loan customers, particularly construction and land development loans, 1-4 family real estate loans and commercial real estate loans.

CRITICAL ACCOUNTING POLICIES

The accounting principles we follow and our methods of applying these principles conform to accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of our allowance for loan losses, we have made judgments and estimates which have significantly impacted our financial position and results of operations.

The allowance for loan losses is maintained at a level that is considered to be adequate to reflect estimated credit losses for specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. Our methodology of assessing the appropriateness of the allowance consists of several elements, which include the historical allowance and specific allowances as described below.

The historical allowance is calculated by applying loss factors to outstanding loans. For purposes of the quarterly review, the loan portfolio is separated by loan type, and each type is treated as a homogeneous pool. Each loan is assigned a risk rating by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed, and all risk ratings are subject to review by an independent Credit Review Department. Each risk rating is assigned an allocation percentage which, when multiplied by the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. Allocation percentages are based on our historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date such as past loan loss experience, trends in net charge-offs, trends in delinquencies and nonaccrual loans, trends in unemployment, trends in classified and criticized loans, loan growth and composition of the loan portfolio, review of specific problem loans, results of regulatory examinations, results of updated appraisals, the relationship of the allowance for credit losses to outstanding loans and current economic conditions that may affect the borrower's ability to repay.

Specific allowances are established in cases where management has determined a loan is impaired. A loan is impaired when full payment under the loan terms is not probable. Every substandard or worse loan in excess of $250,000 and all loans criticized as "Other Assets Especially Mentioned" over $400,000 are reviewed quarterly by the Executive and Loan Committee of the Bank's Board of Directors. Impaired loans in excess of $250,000 are reviewed quarterly to determine any specific allowances that are necessary.

RESULTS OF OPERATIONS

OVERVIEW

Net income for 2010 was approximately $4.03 million, or $2.58 per diluted share, compared with approximately $2.23 million, or $1.43 per diluted share, in 2009 and approximately $3.47 million, or $2.24 per diluted share, in 2008. Return on average assets was 0.66% in 2010, 0.37% in 2009 and 0.62% in 2008. The return on average equity was 7.80%, 4.42% and 6.92% for 2010, 2009 and 2008, respectively. Net income for 2010 was positively impacted by an increase in the net interest margin, a sizeable gain on the sale of investment securities and a reduction in the provision for loan losses as compared to 2009. Net income for 2009 was negatively impacted by continuing deterioration in the local and national economy reflected in increased provision expense and increased FDIC insurance expenses. Net income for 2008 was negatively impacted by a non-cash impairment charge of approximately $1,953,000 related to the write-down of the Corporation's investment in Fannie Mae preferred stock securities, increased noninterest expense associated with the Corporation's expansion into Alabama and continuing deterioration in the local and national economy.

NET INTEREST INCOME

Net interest income is the difference between interest and fees earned on loans, securities and other interest-earning assets (interest income) and interest paid on deposits, repurchase agreements, and borrowed funds (interest expense). In 2010, net interest income increased by 4.1% to $21.82 million from $20.95 million in 2009. Total assets of the Corporation decreased approximately $8.3 million from December 31, 2009 to December 31, 2010. Loans net of unearned income decreased approximately $28.1 million over the same period. Deposits decreased approximately $9.7 million over the same period. The higher decrease in loans as compared to deposits contributed to an approximately $39.3 million increase in investments as the Corporation invested excess funds from deposits in investment securities over the same period. Also, cash and due from banks decreased approximately $19.7 million from December 31, 2009 to December 31, 2010, primarily due to a reduction in excess interest-earning balances held at the Federal Reserve Bank.

In 2009, net interest income increased by 11.3% to $20.95 million from $18.83 million in 2008, following an increase of 11.9% in 2008 from $16.83 million in 2007. Total assets of the Corporation increased approximately $17.1 million from December 31,

2008 to December 31, 2009. Loans net of unearned income decreased approximately $26.3 million from December 31, 2008 to December 31, 2009. Deposits increased approximately $12.5 million over the same period. The growth in deposits and the decrease in loans contributed to an approximately $15.2 million increase in investments. Also, federal funds sold decreased approximately $9.3 million from December 31, 2008 to December 31, 2009 and cash and due from banks increased approximately $22.6 million over the same period as excess funds were held at the Federal Reserve. The Federal Reserve began paying interest on excess balances above reserve requirements in the fourth quarter of 2008, leading to the increase in the Corporation's funds held at the Federal Reserve.

Net interest income is a function of the average balances of interest-earning assets and interest-bearing liabilities and the yields earned and rates paid on those balances. Management strives to maintain an acceptable spread between the yields earned on interest-earning assets and rates paid on interest-bearing liabilities to maintain an adequate net interest margin.

Net interest income on a fully taxable equivalent basis increased $746,000 from 2009 to 2010. This increase resulted from a $2,265,000 increase due to changes in interest rates that were partially offset by a $1,519,000 decrease due to changes in volumes of the components comprising taxable-equivalent net interest income. The decrease in interest income in 2010 as compared to 2009 was primarily due to a decrease in average loan volumes that was partially offset by an increase in the interest rates earned on those loans. A decrease in the interest rates earned on investment securities also contributed to the decrease in interest income in 2010 as compared to 2009. The decrease in interest expense in 2010 as compared to 2009 was primarily due to a decrease in interest rates paid on interest-bearing liabilities. Net interest income on a fully taxable equivalent basis increased $2,094,000 from 2008 to 2009. This increase resulted from a $1,733,000 increase due to increased volumes and a $361,000 increase due to changes in interest rates. The decrease in interest income in 2009 as compared to 2008 was due to a decrease in the interest rates earned on interest-earning assets, together with a shift in the mix of earning assets to more investment securities, which was partially offset by an increase in the average volumes of interest-earning assets. The decrease in interest expense in 2009 as compared to 2008 was primarily due to a decrease in rates paid on interest-bearing liabilities that was slightly offset by an increase in the volumes of interest-bearing liabilities.

The following tables summarize the changes in interest earned and interest paid for the given time periods and indicate the factors affecting these changes. The first table presents, by major categories of assets and liabilities, the average balances, the components of the taxable equivalent net interest earnings/spread, and the yield or rate for the years 2010, 2009 and 2008.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY: INTEREST RATES AND INTEREST DIFFERENTIAL

	December 31, 2010			2009			2008		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(in thousands of dollars)								
ASSETS									
Interest-Earning Assets:									
Loans	$357,377	$25,106	7.03%	$390,555	$26,517	6.79%	$357,053	$27,364	7.66%
Taxable investment securities	125,750	2,998	2.38%	90,243	2,895	3.21%	77,504	3,584	4.62%
Non-taxable investment securities	39,517	1,905	4.82%	52,798	2,604	4.93%	72,368	3,282	4.54%
Federal funds sold and other	27,273	69	0.25%	15,276	39	0.26%	10,520	262	2.49%
Dividends	1,641	87	5.30%	1,688	91	5.39%	1,756	88	5.01%
Total Interest-Earning Assets	551,558	30,165	5.47%	550,560	32,146	5.84%	519,201	34,580	6.66%
Non-Interest Earning Assets:									
Cash and due from banks	10,635			11,988			12,054		
Premises and equipment, net	19,583			18,245			15,425		
Other Assets	37,949			25,081			17,135		
Less allowance for loan losses	(7,886)			(5,941)			(3,913)		
Total Non-Interest-Earning Assets	60,281			49,373			40,701		
TOTAL	$611,839			$599,933			$559,902		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Demand deposits	$83,028	$301	0.36%	$74,319	$440	0.59%	$52,342	$698	1.33%
Savings deposits	79,870	404	0.51%	71,954	601	0.84%	68,028	1,102	1.62%
Time deposits	303,970	6,580	2.16%	318,005	9,001	2.83%	314,163	12,829	4.08%
Repurchase agreements	1,910	30	1.59%	1,683	27	1.60%	1,567	40	2.55%
Other borrowed money	7,670	286	3.73%	6,353	259	4.08%	3,700	187	5.05%
Total Interest-Bearing Liabilities	476,448	7,601	1.60%	472,314	10,328	2.19%	439,800	14,856	3.38%
Non-Interest-Bearing Liabilities:									
Demand deposits	76,069			70,040			63,892		
Other liabilities	6,317			5,731			5,747		
Total Non-Interest Bearing Liabilities	82,386			75,771			69,639		
Shareholders' Equity	53,005			51,848			50,463		
TOTAL	$611,839			$599,933			$559,902		
Net interest earnings/spread, on a taxable equivalent basis		**22,564**	**4.09%**		**21,818**	**3.96%**		**19,724**	**3.80%**
Taxable equivalent adjustments:									
Loans		212			186			200	
Investment securities		529			679			694	
Total taxable equivalent adjustment		741			865			894	
Net interest earnings		**$21,823**			**$20,953**			**$18,830**	

Note: The taxable equivalent adjustment has been computed based on a 34% federal income tax rate and has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Loans include nonaccrual loans for all years presented. Interest on loans includes loan fees. Loan fees included above amounted to $1,072,000 for 2010, $1,120,000 for 2009 and $1,266,000 for 2008.

The following table shows the change from year to year for each component of the taxable equivalent net interest margin separated into the amount generated by volume changes and the amount generated by changes in the yields earned or rates paid.

	2010 Compared to 2009 Increase (Decrease) Due to			2009 Compared to 2008 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(in thousands of dollars)			(in thousands of dollars)		
Interest Earned on:						
Loans	$ (2,253)	$ 842	$ (1,411)	$ 2,568	$ (3,415)	$ (847)
Taxable investment securities	1,139	(1,036)	103	589	(1,278)	(689)
Non-taxable investment securities	(655)	(44)	(699)	(888)	210	(678)
Federal funds sold	31	(1)	30	118	(341)	(223)
Dividends	(3)	(1)	(4)	(3)	6	3
Total Interest-Earning Assets	$ (1,741)	$ (240)	$ (1,981)	$ 2,384	$ (4,818)	$ (2,434)
Interest Paid On:						
Demand deposits	$52	($191)	($139)	$293	($551)	($258)
Savings deposits	66	(263)	(197)	64	(565)	(501)
Time deposits	(397)	(2,024)	(2,421)	157	(3,985)	(3,828)
Repurchase agreements	3	-	3	3	(16)	(13)
Other borrowed money	54	(27)	27	134	(62)	72
Total Interest-Bearing Liabilities	$ (222)	$ (2,505)	$ (2,727)	$ 651	$ (5,179)	$ (4,528)
Net Interest Earnings, on a taxable equivalent basis	$ (1,519)	$ 2,265	$ 746	$ 1,733	$ 361	$ 2,094
Less: taxable equivalent adjustment			(124)			(29)
Net Interest Earnings			$ 870			$ 2,123

The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding from one year to the next. The change in interest due to rate has been determined by applying the change in rate from one year to the next to the average balances outstanding in the later year. The change in interest due to both volume and rate that cannot be segregated has been included in the change due to rate. The computation of the taxable equivalent adjustment has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets.

The net interest margin improved in 2010 to 4.09% from 3.96% in 2009. This increase in net interest margin was primarily due to decreased interest expense on deposits due to lower interest rates paid in 2010 as compared to 2009. The average interest rate paid on deposits was 1.56% in 2010 as compared to 2.16% in 2009. This lower interest expense was partially offset by lower earnings on interest-bearing assets, primarily due to a decline in average loan volumes in 2010 as compared to 2009. Average loans decreased $33.2 million in 2010 as compared to 2009 reflecting weakened loan demand. Also, the decrease in interest expense on deposits was partially offset to a lesser degree by a decrease in the average yield on investment securities from 3.84% in 2009 to 2.97% in 2010.

The net interest margin improved in 2009 to 3.96% from 3.80% in 2008. This increase in net interest margin was primarily due to the growth in average loans in 2009 as compared to 2008 as well as a decline in the interest expense due to interest-bearing liabilities over the same periods offset in part by the negative impact of increased levels of nonaccrual loans. Average loans increased $33.5 million to $390.6 million in 2009 as compared to $357.1 million in 2008. Loans are generally higher yielding assets than investment securities and federal funds sold, thus the growth in average loans in 2009 contributed to the increased net interest margin in 2009 as compared to 2008. While average loans increased in 2009 when compared to 2008, loan balances at December 31, 2009 were 6.7% less than loan balance at December 31, 2008, reflecting reduced loan demand and the Corporation's decision to increase liquidity. The Corporation's decision to slow loan growth and invest available cash from increased deposits in lower yielding investment securities and more liquid assets in the second half of 2009, together with the increased levels of nonaccrual loans and other real estate owned, negatively impacted net interest.

NON-INTEREST INCOME

The Corporation's non-interest income is composed of several components, some of which vary significantly between quarterly periods. Service charges on deposit accounts and other non-interest income generally reflect the Corporation's growth, while fees for origination of mortgage loans and security gains fluctuate more widely from period to period.

Non-interest income totaled $5,911,000 in 2010, an increase of $1,635,000, or 38.2%, from 2009. Most of the increase is attributable to a $991,000 increase in net security gains in 2010 as compared to 2009. Other service charges increased $348,000 in 2010 as compared to 2009 due to increased debit card interchange fees. Mortgage banking income increased $261,000 in 2010 as compared to 2009 primarily as a result of increased mortgage refinancing activity. Other income increased $183,000 in 2010 as compared to 2009 primarily as a result of rental income received on certain properties taken into other real estate owned in 2009 and 2010. These increases were partially offset by a $94,000 decrease in service charges on deposit accounts primarily due to overall decreased levels of overdrafts by the Bank's customers as well as a $45,000 reduction in commissions and fees primarily due to reduced commissions on sales of credit insurance.

Non-interest income totaled $4,276,000 in 2009, a decrease of $125,000, or 2.8%, from 2008. The decrease is primarily attributable to a $285,000 decrease in service charges on deposit accounts primarily due to a decrease in overdraft fees in 2009 as compared to 2008 as customers overdrafted their accounts less often in 2009 than in 2008. Smaller decreases of $47,000 and $30,000 occurred in other income and commissions and fees, respectively, in 2009 as compared to 2008. These decreases were partially offset by a $112,000 increase in income on company-owned life insurance, a $57,000 increase in security gains, a $50,000 increase in other service charges and fees and an $18,000 increase in mortgage banking income in 2009 as compared to 2008.

NON-INTEREST EXPENSE

Non-interest expense in 2010 was $17,642,000, a decrease of $60,000, or 0.3%, from 2009. The largest decrease in non-interest-expense was a $253,000 decrease in FDIC insurance premiums. The decrease in FDIC insurance expense was primarily due to the absence of an FDIC imposed 5 basis point emergency assessment on insured depository institutions paid on September 30, 2009, based on total assets less Tier I capital at June 30, 2009. The Corporation incurred approximately $276,000 in special assessments from the FDIC in the second quarter of 2009. No such special assessment was incurred in 2010, however FDIC insurance premiums are expected to remain at elevated levels in 2011 but thereafter should begin to drop as a result of the changes mandated by the Dodd-Frank Act. The impairment on available for sale securities and other equity investments decreased $105,000 in 2010 as compared to 2009. Other smaller decreases included a $37,000 decrease in furniture and equipment expense and a $34,000 decrease in other operating expenses in 2010 as compared to 2009. These decreases were partially offset by increases in salaries and employee benefits, occupancy expenses and foreclosed asset expenses. Salaries and employee benefits increased $236,000, or 2.6% in 2010 as compared to 2009. Occupancy expenses increased $119,000 in 2010 as compared to 2009 primarily due to increased depreciation expense related to the opening of the Athens, Alabama office in April 2010. Expenses related to foreclosed assets saw a small increase of $28,000 in 2010 as compared to 2009 and is expected to remain at elevated levels in 2011. Foreclosed asset expense is composed of three types of charges: maintenance costs, valuation adjustments based on new appraisal values and gains or losses on disposition. Note 4 of the Consolidated Financial Statements give more information on foreclosed asset expense.

Non-interest expense in 2009 was $17,703,000, an increase of $450,000, or 2.6%, from 2008. This increase is primarily attributable to a $1,274,000 increase in other expenses and a $922,000 increase in foreclosed asset expenses 2009 as compared to 2008. The increase in other expenses was primarily due to a $947,000 increase in FDIC insurance expense and a $256,000 increase in directors' fees and expenses in 2009 as compared to 2008. The increase in FDIC insurance expense was due to increased regular assessments in 2009 as compared to 2008 as well as a special assessment on June 30, 2009. The increase in directors' fees was primarily due to a reduction in the discount rate used to calculate the Corporation's accrued liability for directors' deferred compensation due to a lower interest rate environment in 2009 as compared to 2008, leading to $243,000 in additional expense in 2009. The increase in foreclosure expense was due to the increased levels of other real estate owned in 2009 as compared to 2008 and the related expenses necessitated by these properties. Foreclosed real estate expense was $964,000 for 2009 compared to $42,000 for 2008 and a net gain of $14,000 for 2007. The increase in foreclosed asset expenses in 2009 was related to the continued deterioration of local real estate values, particularly with respect to foreclosed properties acquired from builders and residential land developers. At December 31, 2009, the Corporation had $12.6 million in other real estate owned compared to $247,000 at December 31, 2008. Salaries and employee benefits increased $185,000 and occupancy expenses increased $185,000 in 2009 as compared to 2008. The increase in salaries and employee benefits expenses reflect the increased expenses associated with opening and staffing new offices in Huntsville and Athens, Alabama in the first four months of 2008. These new offices also contributed to the increase in occupancy expenses, as well as the completion of the main office renovation in Pulaski in 2009. Impairment on available for sale securities and other equity investments decreased $1,808,000 in 2009 as compared to 2008, primarily due to a $1,953,000 write-down on investments related to FNMA preferred securities in 2008 and a $144,000 write-down of the Corporation's investment in Silverton Financial Services, Inc. ("Silverton") common stock in 2009, discussed in more detail below. Advertising and public relations expenses and furniture and fixture expenses declined $261,000 and $47,000 respectively in 2009 as compared to 2008.

A capital loss of $144,000 was incurred in the second quarter of 2009 relating to the Corporation's investment in common stock of Silverton that was classified as another asset on the Corporation's balance sheet at December 31, 2008. On May, 1, 2009, the Office of the Comptroller of the Currency closed Silverton's subsidiary, Silverton Bank, N.A. The Corporation recorded a capital loss of $144,000 to write-down its investment in Silverton to $0 in the second quarter of 2009 due to the closing of Silverton Bank, N.A. The Company has sufficient capital gains to offset the capital loss for federal income tax purposes.

As an FDIC-insured institution, the Bank is required to pay deposit insurance premiums to the FDIC. Because the FDIC's deposit insurance fund fell below prescribed levels in 2008, the FDIC announced in 2009 increased premiums for all insured depository institutions, including the Bank, in order to begin recapitalizing the fund. Insurance assessments ranged from 0.12 percent to 0.50 percent of total deposits for the first calendar quarter 2009 assessment. Effective April 1, 2009 through the end of 2010, insurance assessments ranged from 0.07% to 0.78%, depending on an institution's risk classification and other factors.

In addition, the FDIC imposed a 5 basis point emergency assessment on insured depository institutions to be paid on September 30, 2009, based on total assets less Tier I capital at June 30, 2009. The Corporation incurred approximately $276,000 in special assessments from the FDIC in the second quarter of 2009.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. In December 2009, the Bank paid $3.39 million in prepaid risk-based assessments, which included $216,000 related to the fourth quarter of 2009 that would have otherwise been payable in the first quarter of 2010. This amount was included in deposit insurance expense for 2009. As of December 31, 2010, $2.32 million of the prepaid FDIC insurance assessment remained to be expensed in future periods.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings which management feels is necessary to maintain the allowance for loan losses at a level considered adequate to absorb probable incurred losses on loans. The adequacy of the allowance for loan losses is determined by a continuous evaluation of the loan portfolio. The Bank utilizes an independent loan review function which considers past loan experience, collateral value and possible effects of prevailing economic conditions. Findings are presented regularly to management, where other factors such as actual loan loss experience relative to the size and characteristics of the loan portfolio, deterioration in concentrations of credit, trends in portfolio volumes, delinquencies and non-performing loans and, when applicable, reports of the regulatory agencies are considered. Management performs calculations for the minimum allowance level needed and a final evaluation is made.

The provision for loan losses was $4,750,000 in 2010 compared to $5,328,000 in 2009 and $2,033,000 in 2008. The size of the provision for loan losses in 2010 and 2009 primarily reflected the effects of weaker local and national economic conditions and the resulting deterioration in the loan portfolio, particularly within the real estate segment of the portfolio and primarily real estate construction and development loans. Increases in nonperforming loans, net charge-offs and an overall increase in the Corporation's allowance for loan losses in relation to loan balances during 2010 and 2009 were the primary reasons for the elevated levels in the provision for 2010 and 2009 when compared to 2008. The Bank's collateral, for substantially all construction and development loans, is its primary source of repayment and as the value of the collateral deteriorates, ultimate repayment by the borrower becomes increasingly difficult. As a result, the Corporation has increased its allowance for loan losses which has led to increased provision expense in 2010 and 2009 as compared to 2008. Although non-performing loans increased in 2010 as compared to 2009, provision for loan losses declined in 2010 as compared to 2009 primarily as a result of the $27.9 million decrease in loans in 2010, leading to an increased ratio of allowance for loan losses to loans net of unearned income of 2.33% at December 31, 2010 as compared to 1.91% at December 31, 2009. The provision for loan losses is likely to continue at elevated levels in 2011 due to continuing challenging economic conditions, negatively impacting the Corporation's net income. The provision for possible loan losses is based on past loan experience and other factors that, in management's judgment, deserve current recognition in estimating possible credit losses. Such factors include past loan loss experience, trends in net charge-offs, trends in delinquencies and nonaccrual loans, trends in unemployment, trends in classified and criticized loans, loan growth and composition of the loan portfolio, review of specific problem loans, results of regulatory examinations, results of updated appraisals, the relationship of the allowance for credit losses to outstanding loans and current economic conditions that may affect the borrower's ability to repay.

INCOME TAXES

Income tax expense includes federal and state taxes on taxable earnings. Income taxes were $1,313,000 in 2010. There was a $33,000 income tax benefit in 2009. Income taxes were $475,000 in 2008. The effective tax rates were 24.6%, -1.5%, and 12.0% in 2010, 2009 and 2008, respectively. The decline in the effective tax rates for 2009 and 2008 was primarily a result of reduced income before taxes while tax free income was proportionally higher as compared to 2010.

The Corporation had net deferred tax assets of $5,439,000 at December 31, 2010, as compared to a net deferred tax asset of $3,102,000 at December 31, 2009. The deferred tax asset resulting from the allowance for loan losses was the largest component of the deferred tax asset in both periods. The Corporation has sufficient refundable taxes paid in available carryback years to fully realize its recorded deferred tax assets. Accordingly, no valuation has been recorded.

FINANCIAL CONDITION

LOANS

Management's historical focus has been to promote loan growth in the Corporation's target markets, emphasizing the expansion of business in the Corporation's trade areas. Efforts are taken to maintain a diversified portfolio without significant concentration of risk. In 2010 and 2009, however, the Corporation's total loans shrank as loan demand softened and economic conditions, particularly in real estate construction and development, impaired potential borrower creditworthiness. Total loans net of unearned fees decreased $27.9 million from December 31, 2009 to December 31, 2010. All major categories of loans showed a decrease in 2010. The categories of loans showing the largest decrease included construction and land development loans with a decrease of $9.2 million, nonresidential nonfarm real estate loans with a decrease of $4.9 million, residential real estate loans with a decrease of $4.6 million and consumer loans with a decrease of $2.1 million.

Over the last three years, average total loans decreased by $33.2 million, or 8.5%, in 2010, increased by $33.5 million, or 9.4%, in 2009 and increased by $57.0 million, or 19.0%, in 2008, in each case over the prior year. The growth in deposits, together with a liquidation of available for sale securities in 2008, was the primary funding source for this increase in average loan demand in 2009 and 2008. The decrease in average loans outstanding in 2010 as compared to 2009 led to an increase of $22.2 million in average investment securities in 2010 over 2009 as the funds previously used for loan fundings were placed in the investment portfolio.

LOAN QUALITY

Credit risk represents the maximum accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. Concentrations of credit risk or types of collateral arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Corporation does not have a significant concentration to any individual customer or counterparty. The major concentrations of credit risk for the Corporation arise by collateral type in relation to loans and credit commitments. The most significant concentration that exists is in loans secured by real estate, primarily commercial real estate loans (36% of the total loans) and 1-4 family residential loans (25% of total loans). Commercial loans, both those secured by real estate and those not secured by real estate, are further classified by their appropriate North American Industry Classification System ("NAICS") code. Of those loans classified by NAICS code, the Corporation has concentrations of credit, defined as 25% or more of total risk-based capital, of loans to lessors of residential buildings and dwellings (37% of total risk-based capital), loans secured by subdivision land (34% of total risk-based capital), loans to religious organizations (29% of total risk-based capital), loans secured by hotel and motel properties (27% of total risk-based capital) and loans to gasoline stations with convenience stores (26% of total risk-based capital). Although the Corporation has a loan portfolio diversified by type of risk, the ability of its customers to honor their contracts is to some extent dependent upon economic conditions in the regions where our customers operate, particularly conditions impacting residential and commercial real estate, which continued to experience deterioration throughout 2010. A geographic concentration arises because the Corporation grants commercial, real estate and consumer loans primarily to customers in Giles, Marshall and Lincoln Counties, Tennessee and Limestone and Madison Counties, Alabama. In order to mitigate the impact of credit risk, management strives to identify loans experiencing difficulty early enough to correct the problems and to maintain an allowance for loan losses at a level management believes is adequate to absorb probable incurred losses in the loan portfolio.

The amounts of loans outstanding, excluding deferred loan fees, at the indicated dates are shown in the following table according to type of loan.

LOAN PORTFOLIO

	December 31,				
	2010	2009	2008	2007	2006
	(in thousands of dollars)				
Construction and land development	$ 31,742	$ 40,912	$ 55,484	$ 21,828	$ 11,682
Commercial and industrial	34,561	38,853	34,120	30,712	24,289
Agricultural	5,099	5,940	7,642	8,260	5,898
Real estate - farmland	34,228	35,243	35,923	33,551	28,145
Real estate - residential	86,234	90,797	91,757	77,961	70,655
Real estate - nonresidential, nonfarm	122,549	127,496	137,749	115,478	112,650
Installment - individuals	22,679	24,757	26,668	24,607	22,965
Other loans[1]	7,007	8,086	9,672	9,604	4,847
	$ 344,099	**$ 372,084**	**$ 399,015**	**$ 322,001**	**$ 281,131**

[1] Includes student loans, non-taxable loans, overdrafts, and all other loans not included in any of the designated categories

The following table presents the maturity distribution of selected loan categories at December 31, 2010 (excluding residential mortgage, home equity and installment-individual loans).

	Due in one year or less	Due after one year but before five years	Due after five years	Total
		(in thousands of dollars)		
Construction and land development	$ 23,589	$ 7,645	$ 508	$ 31,742
Commercial and industrial	22,541	11,681	339	34,561
Agricultural	4,250	849	-	5,099
Real estate-farmland	16,407	15,845	1,976	34,228
Real estate-nonresidential, nonfarm	45,405	67,184	9,960	122,549
Total selected loans	**$ 112,192**	**$ 103,204**	**$ 12,783**	**$ 228,179**

The table below summarizes the percentages of the loans selected for use in the preceding table falling into each of the indicated maturity ranges and the sensitivity of such loans to interest rate changes for those with maturities greater than one year, all as of December 31, 2010.

	Due in one year or less	Due after one year but before five years	Due after five years	Total
Percent of total selected loans	49.17%	45.23%	5.60%	100.00%
Cumulative percent of total	49.17%	94.40%	100.00%	
Sensitivity of loans to changes in interest rates-loans due after one year				
Fixed rate loans		$ 97,344	$ 3,040	$ 100,384
Variable rate loans		5,860	9,743	15,603
Total		**$ 103,204**	**$ 12,783**	**$ 115,987**

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes loan balances at the end of each period and average loans outstanding, changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off, and provisions for loan losses which have been charged to expense.

	For year ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands of dollars)				
Loans, net of unearned income	$ 342,559	$ 370,609	$ 396,926	$ 321,071	$ 280,816
Daily average amount of loans	$ 357,377	$ 390,555	$ 357,053	$ 300,051	$ 277,288
Balance of allowance for possible loan losses at beginning of period	$ 7,085	$ 5,220	$ 3,467	$ 3,473	$ 3,735
Less charge-offs:					
Construction and land development	1,572	1,974	-	-	-
Commercial and industrial	161	164	85	29	315
Agricultural	7	-	-	-	10
Real estate-farmland	257	60	-	-	-
Real estate-residential	492	1,098	97	255	26
Real estate-nonresidential, nonfarm	1,123	87	120	-	24
Installment-Individuals	332	223	173	233	364
Other loans	-	-	-	-	-
	3,944	3,606	475	517	739
Add recoveries:					
Construction and land development	-	-	-	-	-
Commercial and Industrial	17	21	11	13	31
Agricultural	6	8	11	25	35
Real estate-farmland	-	-	-	-	21
Real estate-residential	6	7	49	32	34
Real estate-nonresidential, nonfarm	6	-	7	34	8
Installment-Individuals	70	104	115	143	250
Other loans	1	3	2	3	-
	106	143	195	250	379
Net loans charged off	3,838	3,463	280	267	360
Provision charged to expense	4,750	5,328	2,033	261	175
Adjustment for off-balance sheet credit exposures	-	-	-	-	(77)
Balance at end of period	$ 7,997	$ 7,085	$ 5,220	$ 3,467	$ 3,473
Net charge-offs as percentage of average loans outstanding:	1.07%	0.89%	0.08%	0.09%	0.13%
Net charge-offs as percentage of:					
Provision for loan losses	80.8%	65.0%	13.8%	102.3%	205.7%
Allowance for loan losses	48.0%	48.9%	5.4%	7.7%	10.4%
Allowance at end of period to loans, net of unearned income	2.33%	1.91%	1.32%	1.08%	1.24%

As seen in the above table, net loans charged-off increased significantly in 2010 and 2009 to $3,838,000 and $3,463,000, respectively, from $280,000 in 2008. Net charged-off loans remained at elevated levels in 2010 as weak economic conditions continued. Net loans charged-off in 2010 consisted of net losses on construction and land development loans of $1,572,000, net losses on real estate loans of $1,860,000, net losses on commercial and industrial loans of $144,000, net losses on loans to individuals of $262,000, net losses on agricultural loans of $1,000 and net recoveries on other loans of $1,000. This compared to net loans charged-off in 2009 which consisted of net losses on construction and land development loans of $1,974,000, net losses on real estate loans of $1,238,000, net losses on commercial and industrial loans of $143,000, net losses on loans to individuals of $119,000 and net recoveries on agricultural loans of $8,000. The allowance for loan losses at the end of 2010 was $7,997,000, or 2.33% of outstanding loans, net of unearned income, as compared to $7,085,000, or 1.91% of outstanding loans, net of unearned income, and $5,220,000, or 1.32% of outstanding loans, net of unearned income in 2009 and 2008, respectively. Net loans charged-off amounted to 1.07% of average total loans outstanding in 2010, 0.89% in 2009 and 0.08% in 2008.

The allowance for loan losses was 0.6 times the balance of nonaccrual loans at the end of 2010 compared to 0.9 times in 2009 and 1.7 times in 2008. Nonaccrual loans increased $5,698,000 to $13,253,000 at December 31, 2010 from $7,555,000 at December 31, 2009 primarily due to an increase in residential real estate loans, commercial real estate loans and construction and land development loans classified as nonaccrual. Much of the increase in nonaccrual loans at December 31, 2010 was due to 3 larger relationships that were placed on nonaccrual during 2010. Nonaccrual loans increased $4,526,000 to $7,555,000 at December 31, 2009 from $3,029,000 at December 31, 2008, primarily due to an increase in residential real estate loans and construction and land development loans classified as nonaccrual. Management believes that the allowance for loan losses as of December 31, 2010 is adequate, but if economic conditions deteriorate beyond management's expectations and additional charge-offs are incurred, the allowance for loan losses may require an increase through significant additional provision for loan losses. Charge-offs are expected to remain at elevated levels in 2011 resulting in elevated provision for loan losses in 2011 as compared to years prior to 2009.

The following table sets out respectively the allocation of the Allowance for Loan Losses and the percentage of loans by category to total loans outstanding at the end of each of the years indicated.

	December 31,				
	2010	2009	2008	2007	2006
	(amounts in thousands of dollars)				
Allowance applicable to:					
Construction and land development	$ 1,475	$ 1,296	$ 1,009	$ 168	$ 90
Commercial and industrial loans	1,035	1,130	712	847	372
Agricultural loans	42	81	74	121	258
Real estate-farmland	724	541	367	310	240
Real estate-residential	1,274	1,308	844	565	856
Real estate-nonresidential nonfarm	3,023	1,998	1,383	951	1,124
Installment-individual	384	628	755	447	513
Other loans	40	103	76	58	20
	$ 7,997	$ 7,085	$ 5,220	$ 3,467	$ 3,473
Percentages of loans by category to total loans:					
Construction and land development	9.22%	11.00%	13.91%	6.78%	4.16%
Commercial and industrial loans	10.04%	10.44%	8.55%	9.54%	8.64%
Agricultural loans	1.48%	1.60%	1.92%	2.57%	2.10%
Real estate-farmland	9.95%	9.47%	9.00%	10.42%	10.01%
Real estate-residential	25.06%	24.40%	23.00%	24.21%	25.13%
Real estate-nonresidential nonfarm	35.62%	34.27%	34.52%	35.86%	40.07%
Installment-individual	6.59%	6.65%	6.68%	7.64%	8.17%
Other loans	2.04%	2.17%	2.42%	2.98%	1.72%
	100.00%	100.00%	100.00%	100.00%	100.00%

The Corporation monitors changes in the credit quality, terms and loan concentrations in its loan portfolio. Construction and land development loans decreased $9.2 million, or 22.4%, at year-end 2010, following a decrease of $14.6 million, or 26.3%, at year-end 2009 as compared to year-end 2008. However, these decreases followed a significant increase of $33.7 million, or 154.2%, at year-end 2008 as compared to year-end 2007, primarily due to increases in loans secured by subdivision land, reflecting the

Corporation's expansion into more growth-oriented urban areas in Alabama. All major loan categories declined at year-end 2010 as compared to year-end 2009. The Corporation evaluates its exposure level to loan concentrations periodically to determine any amount of additional allowance allocations that is necessary based on these concentrations.

NON-PERFORMING ASSETS

Non-performing assets include nonaccrual loans, loans restructured because of a debtor's financial difficulties, other real estate owned and loans past due ninety days or more as to interest or principal payment.

Nonaccrual loans are those loans for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or such loans have become contractually past due 90 days or more with respect to principal or interest, unless such loans are well secured and in the process of collection.

From December 31, 2009 to December 31, 2010, nonaccruing loans increased to $13,253,000 from $7,555,000 following an increase from $3,029,000 at year-end 2008. The changes in each year were primarily a result of weak economic conditions negatively impacting many loan customers, particularly construction and land development loans, 1-4 family real estate loans and commercial real estate loans. There were $2,742,000 in restructured loans as of December 31, 2010, all of which were commercial real estate loans as compared to $7,307,000 in restructured loans as of December 31, 2009, which included $2,787,000 in commercial real estate loans, $2,335,000 in 1-4 family real estate loans, $2,105,000 in construction and land development loans and $80,000 in commercial and land development loans. Since no loans classified as troubled debt restructurings included interest rate reductions as part of the modification, and modifications only changed the timing of cash flows as the loans were placed on interest-only payments for a period of time, the Company has not allocated any specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2010. Other real estate owned, consisting of properties acquired through foreclosures or deeds in lieu thereof, totaled $12,704,000 at December 31, 2010, an increase of $154,000 from $12,550,000 at December 31, 2009. The continued weak economic conditions lead to the elevated levels other real estate owned in 2010 and 2009 as compared to earlier periods. Other real estate owned is likely to remain at elevated levels throughout 2011 as are the related foreclosure/repossession expenses. All major credit lines and troubled loans are reviewed regularly by a committee of the Board of Directors. Management believes that the Bank's non-performing loans have been accounted for in the methodology for calculating the allowance for loan losses.

The following table summarizes the Corporation's nonaccrual loans, loans past due 90 days or more but accruing interest, restructured loans and other real estate owned.

	December 31,				
	2010	2009	2008	2007	2006
	(in thousands of dollars)				
Nonaccrual loans	$ 13,253	$ 7,555	$ 3,029	$ 428	$ 792
Troubled debt restructurings	2,742	7,307	0	0	0
Other real estate owned	12,704	12,550	247	672	664
Loans past due ninety days or more as to interest or principal payment	0	8	2	0	6

The amount of interest income actually recognized on nonaccrual loans during 2010, 2009 and 2008 was $121,000, $95,000 and $35,000, respectively. The additional amount of interest income that would have been recorded during 2010, 2009 and 2008, if the above nonaccrual loans had been current in accordance with their original terms, was $818,000, $595,000 and $38,000, respectively. No interest was foregone on troubled debt restructurings in 2010, 2009 and 2008.

Loans that are classified as "substandard" by the Bank represent loans to which management has doubts about the borrowers' ability to comply with the present loan repayment terms. At December 31, 2010, there was approximately $12,003,000 in loans that were classified as "substandard" and accruing interest. This compares to approximately $19,677,000 in loans that were classified as "substandard" and accruing interest at December 31, 2009. At December 31, 2010, management was not aware of any specifically identified loans, other than those classified as "substandard" that represent significant potential problems or that management has doubts as to the borrower's ability to comply with the present repayment terms. The Corporation believes that it and the Bank have appropriate internal controls and although the Corporation and the Bank conduct regular and thorough loan reviews, the risk inherent in the lending business results in periodic charge-offs of loans. The Corporation maintains an allowance for loan losses that it believes to be adequate to absorb probable incurred losses in the loan portfolio. Management evaluates, on a quarterly basis, the risk in the portfolio to determine an adequate allowance for loan losses. The evaluation includes analyses of historical performance, the level of nonperforming and rated loans, specific analyses of problem loans, loan activity since the previous quarter, loan review reports, consideration of current economic conditions and other pertinent information. The evaluation is reviewed by the Audit Committee of the Board of Directors of the Bank. Also, as a matter of policy, internal classifications of loans are performed on a routine and continuing basis. See "*Critical Accounting Policies*" for more information pertaining to the Corporation's allowance for loan losses.

SECURITIES

The securities portfolio consists primarily of U.S. government agency securities, U.S. government-sponsored agency securities, marketable bonds of states, counties and municipalities, and corporate bonds. Management uses investment securities to assist in maintaining proper interest rate sensitivity in the balance sheet, to provide securities to pledge as collateral for certain public funds and repurchase agreements and to provide an alternative investment for available funds.

The following table sets forth the carrying amount of investment and other securities at the dates indicated:

	December 31, 2010	December 31, 2009	December 31, 2008
	(in thousands of dollars)		
Available-for-sale			
U.S. treasury securities	$ 101	$ 104	$ 108
U.S. government-sponsored entities	104,655	85,782	58,511
Mortgage-backed securities - residential	43,835	16,677	12,609
Obligations of states and political subdivisions	42,559	49,199	64,971
Other debt securities	-	-	387
Other securities	45	88	66
Total securities	**$ 191,195**	**$ 151,850**	**$ 136,652**

The following table sets forth the maturities of securities at December 31, 2010 and the average yields of such securities. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2010. Also, the securities labeled "Other securities" in the table above are equity securities of a government-sponsored agency authorized to make loans and loan guarantees and have no maturity date. Therefore they are not included in the maturity categories below as of December 31, 2010.

	U.S. Treasuries, Government Agencies and Government-Sponsored Enterprises	State and Political Subdivisions	Other Debt Securities	Total
		(in thousands of dollars)		
Available-for-sale				
Due in one year or less:				
Amount	$4,482	$4,497	-	$8,979
Yield	2.55%	4.39%	-	3.47%
Due after one year through five years:				
Amount	$89,925	$20,724	-	$110,649
Yield	1.79%	4.79%	-	2.35%
Due after five years through ten years:				
Amount	$10,349	$16,380	-	$26,729
Yield	2.43%	4.15%	-	3.48%
Due after ten years:				
Amount	-	$958	-	$958
Yield	-	3.88%	-	3.88%

The above table shows yields on the tax-exempt obligations to be computed on a taxable equivalent basis.

Total average securities increased by $22.2 million, or 15.5%, to $165.3 million during 2010 as compared to $143.0 million for 2009. Average non-taxable securities decreased by $13.3 million, or 25.2%, in 2010 while average taxable securities increased by $35.5 million, or 39.3%, to account for the overall increase in average investments. The increase in total average securities during 2010 was primarily a result of lower average loan balances in 2010 that led to excess funds being placed in the investment portfolio. Total average securities decreased by $6.9 million, or 4.6%, to $143.0 million during 2009 as compared to $149.9 million for 2008. Average non-taxable securities decreased by $19.6 million, or 27.0%, in 2009 while average taxable securities increased by $12.7 million, or 16.4%, to account for the overall decrease in average investments. The decrease in total average securities during 2009 was primarily a result of higher average federal funds sold and funds held overnight at the Federal Reserve as more funds were held in overnight balances for additional liquidity during the economic turmoil occurring throughout 2009.

The Corporation saw a decline in the market value of its investment securities portfolio at December 31, 2010 as compared to December 31, 2009. There was an unrealized loss on securities, net of tax, of $293,000 at December 31, 2010 as compared to an unrealized gain on securities, net of tax, of $1,734,000 at December 31, 2009. The primary cause for unrealized gains and losses within the portfolio at each year-end is the impact movements in market rates have had in comparison to the underlying yields on these securities. Market interest rates moved higher in the last quarter of 2010, causing the investments held by the Corporation to decrease in market value at December 31, 2010 as compared to December 31, 2009.

DEPOSITS

The Corporation's primary source of funds is customer deposits, including certificates of deposits in excess of $100,000. Average deposits increased by $8.6 million, or 1.6%, to $542.9 million in 2010, by $35.9 million, or 7.2%, to $534.3 million in 2009, and by $53.4 million, or 11.9%, to $498.4 million in 2008.

The average amount of deposits for the periods indicated is summarized in the following table:

	For the years ended December 31,					
	2010		2009		2008	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(in thousands of dollars, except percents)					
Noninterest bearing demand deposits	$ 76,069	0.00%	$ 70,040	0.00%	$ 63,892	0.00%
Interest bearing demand deposits	83,028	0.36%	74,319	0.59%	52,342	1.33%
Savings deposits	79,870	0.51%	71,954	0.84%	68,028	1.62%
Time deposits of $100,000 or more	159,531	2.27%	179,470	2.84%	179,185	4.10%
Other time deposits	144,439	2.05%	138,535	2.81%	134,978	4.06%
Total interest bearing deposits	466,868	1.56%	464,278	2.16%	434,533	3.37%
Total deposits	**$ 542,937**		**$ 534,318**		**$ 498,425**	

Remaining maturities of time certificates of deposits of $100,000 or more outstanding at December 31, 2010 are summarized as follows (in thousands of dollars):

3 months or less	$ 30,540
Over 3 months through 6 months	37,359
Over 6 months through 12 months	39,439
Over 1 year	32,611
Total	$ 139,949

Other funds were invested in other earning assets such as federal funds at minimum levels necessary for operating needs and to maintain adequate liquidity. A significant amount of the Corporation's deposits are time deposits greater than $100,000. A significant percentage of these time deposits mature within one year. If the Corporation is unable to retain these deposits at their maturity it may be required to find alternate sources of funds to fund any future loan growth, which may be more costly than these deposits and may as such negatively affect the Corporation's net interest margin. The Corporation does not currently expect that a material amount of these deposits will be withdrawn at maturity.

The Corporation began using reciprocal brokered deposits in 2009 and had $1.0 million and $9.1 million of such deposits at December 31, 2010 and 2009, respectively. These are customer deposits which the bank has swapped for deposits of other banks so that the entire customer deposit with the Bank is spread among other banks and the Bank's customer is able to acquire FDIC insurance coverage for the full amount of his/her deposit. The Corporation has not traditionally used brokered deposits as a funding source and had no brokered deposits at year-end 2010 and 2009 other than the reciprocal brokered deposits above.

OFF BALANCE SHEET ARRANGEMENTS

Neither the Corporation nor the Bank have historically incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments of structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts. However, the Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The following table summarizes the Bank's involvement in financial instruments with off-balance-sheet risk as of December 31:

	Amount		
	2010	2009	2008
	(in thousands of dollars)		
Commitments to extend credit and unused lines of credit	$ 56,724	$ 56,956	$ 60,767
Standby letters of credit	2,586	2,437	3,559
Mortgage loans sold with repurchase requirements outstanding	9,348	9,173	3,235

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Marketable securities, particularly those of shorter maturities, are the principal source of asset liquidity. Securities maturing in one year or less amounted to $9.0 million at December 31, 2010, representing 4.7% of the investment securities portfolio as compared to $8.8 million at December 31, 2009, representing 5.8% of the investment securities portfolio. Monthly principal paydowns received on mortgage-backed securities also provide additional liquidity. Management believes that the investment securities portfolio, along with additional sources of liquidity, including cash and cash equivalents, federal funds sold and maturing loans, provides the Corporation with adequate liquidity to meet its funding needs.

The Bank also has federal funds lines with some of its correspondent banks. These lines may be drawn upon if the Bank has short-term liquidity needs. As of December 31, 2010, the Bank had $20.0 million available under these lines. At December 31, 2010, the Bank had no federal funds purchased from these lines. The average daily federal funds purchased for 2010 equaled $16,000 at an average interest rate of 1.22%. For 2009 the average daily federal funds purchased equaled $29,000 at an average interest rate of 0.98%. For 2008 the average daily federal funds purchased equaled $193,000 at an average interest rate of 2.70%.

In addition to the federal funds lines, the Bank also has the capacity to borrow additional funds from the Federal Home Loan Bank of Cincinnati that may be drawn upon for short-term or longer-term liquidity needs. At December 31, 2010, the Bank had total borrowings of $7,545,000 and had approximately $23,078,000 of available additional borrowing capacity from the Federal Home Loan Bank of Cincinnati.

On August 21, 2007, the Board of Directors approved a plan authorizing the management of the Corporation to repurchase up to $5,000,000 of the Corporation's common stock from shareholders desiring to liquidate their shares in either the open market or through privately negotiated transactions. This repurchase plan was in addition to a 2004 stock repurchase plan that expired in 2008. This stock repurchase plan does not have an expiration date and unless terminated earlier by resolution of the Corporation's Board of Directors, will expire when the Corporation has repurchased shares having a value equal to $5,000,000. The Corporation's Board of Directors suspended this stock repurchase plan in the third quarter of 2008. As of December 31, 2010, $4,738,585 remained available for repurchase under this plan. The Corporation has no other programs to repurchase common stock at this time. Management does not anticipate that this plan will reduce liquidity to unacceptable levels.

Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the prime rate differ considerably from long term securities and fixed rate loans. Similarly, time deposits, especially those $100,000 and over, are much more interest-sensitive than are savings accounts. At December 31, 2010, the Corporation had a total of $106.2 million in certificates of $100,000 or more which would mature in one year or less. In addition, consumer certificates of deposits of smaller amounts mature generally in two years or less, while money market deposit accounts mature on demand.

The Corporation has certain contractual obligations at December 31, 2010 as summarized in the table below.

	Payments due by period				
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(Dollars in thousands)				
Certificates of deposit	$ 225,297	$ 38,644	$ 16,846	$ 4	$ 280,791
Repurchase agreements	1,803	-	-	-	1,803
Borrowings	237	2,200	5,074	34	7,545
Standby letters of credit	1,882	254	450	-	2,586
Operating leases	104	107	-	-	211
Total	$ 229,323	$ 41,205	$ 22,370	$ 38	$ 292,936
Commitments to extend credit	$ 4,976	$ -	$ -	$ -	$ 4,976

CAPITAL RESOURCES, CAPITAL AND DIVIDENDS

Regulatory requirements place certain constraints on the Corporation's capital. In order to maintain appropriate ratios of equity to total assets, a corresponding level of capital growth must be achieved. Growth in total average assets was 2.0% in 2010 and 7.1% in 2009. Average shareholder's equity increased 2.2% in 2010 and 2.7% in 2009. The Corporation's equity capital was $52,664,000 at December 31, 2010 as compared to $51,951,000 at December 31, 2009. The Corporation's equity capital was negatively impacted at year-end 2010 by an unrealized loss on available-for-sale securities, net of tax, of $293,000 as compared to an unrealized gain on available-for-sale securities, net of tax, of $1,734,000 at year-end 2009. These unrealized gains and losses are excluded from capital in the Bank's and Corporation's calculation of regulatory capital. The Corporations Tier I capital increased 5.5% from year-end 2009 to year-end 2010.

The Corporation's average equity-to-average asset ratio (excluding unrealized gain/loss on investment securities) was 8.5% in 2010 and 2009. The increase in the Corporation's average assets declined in 2010 as compared to earlier periods to help maintain its capital position. Management expects the Corporation to maintain a slower growth rate in 2011 as it seeks to sustain and improve its capital position. The Corporation expects to maintain a capital to asset ratio that reflects financial strength and conforms to current regulatory guidelines. Federal Reserve Board guidelines generally state that dividends should be reduced if they exceed net income for the prior four quarters, of if prospective earnings retention is not adequate for a holding company's capital needs or overall current financial condition. The ratio of dividends to net income was 38.8% in 2010, 111.6% in 2009 and 80.4% in 2008.

As of December 31, 2010, the authorized number of common shares was 10 million shares, with 1,564,350 shares issued and outstanding.

The Federal Reserve, the OCC and the FDIC have issued risk-based capital guidelines for U.S. banking organizations. These guidelines provide a uniform capital framework that is sensitive to differences in risk profiles among banking companies. Under these guidelines, total capital consists of Tier I capital (core capital, primarily shareholders' equity) and Tier II capital (supplementary capital, including certain qualifying debt instruments and the loan loss reserve). Assets are assigned risk weights ranging from 0% to 100% depending on the level of credit risk normally associated with such assets. Off-balance sheet items (such as commitments to make loans) are also included in assets through the use of conversion factors established by the regulators and are assigned risk weights in the same manner as on-balance sheet items. Banking institutions are expected to achieve a Tier I capital to risk-weighted assets ratio of at least 4.00%, a total capital (Tier I plus Tier II) to risk-weighted assets ratio of at least 8.00%, and a Tier I capital to total assets ratio (leverage ratio) of at least 4.00%. The Dodd-Frank Act imposes minimum capital requirements at the holding company level that are at least as high as those at the Bank level. As of December 31, 2010, the Corporation and the Bank, had ratios exceeding the regulatory requirements to be classified as "well capitalized," the highest regulatory capital rating. The Corporation's and the Bank's ratios are illustrated below.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars In thousands)			
As of December 31, 2010						
Total Capital to risk weighted assets						
Corporation	$ 58,249	13.87%	$ 33,597 ≥	8.00%	41,997 ≥	10.00
Bank	57,855	13.78	33,592 ≥	8.00	41,991 ≥	10.00
Tier I (Core) Capital to risk weighted assets						
Corporation	52,958	12.61	16,799 ≥	4.00	25,198 ≥	6.00
Bank	52,563	12.52	16,796 ≥	4.00	25,194 ≥	6.00
Tier I (Core) Capital to average quarterly assets						
Corporation	52,958	8.68	24,407 ≥	4.00	30,508 ≥	5.00
Bank	52,563	8.62	24,404 ≥	4.00	30,505 ≥	5.00
As of December 31, 2009						
Total Capital to risk weighted assets						
Corporation	$ 55,720	12.72%	$ 35,035 ≥	8.00%	N/A	
Bank	54,981	12.56	35,030 ≥	8.00	43,787 ≥	10.00
Tier I (Core) Capital to risk weighted assets						
Corporation	50,216	11.47	17,517 ≥	4.00	N/A	
Bank	49,477	11.30	17,515 ≥	4.00	26,272 ≥	6.00
Tier I (Core) Capital to average quarterly assets						
Corporation	50,216	8.34	24,087 ≥	4.00	N/A	
Bank	49,477	8.22	24,084 ≥	4.00	30,105 ≥	5.00

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Standards: In July 2010, the FASB issued ASU No. 2010-20, "Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." The ASU expands the disclosures about the credit quality of financing receivables and the related allowance for credit losses. The ASU also requires disaggregation of existing disclosures by portfolio segment. The amendments that require disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. The adoption of this guidance expanded the Company's disclosures surrounding credit quality of financing receivables and the related allowance for credit losses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Corporation's primary place of exposure to market risk is interest rate volatility of its loan portfolio, investment portfolio and interest-bearing deposit liabilities. Fluctuations in interest rates ultimately impact both the level of income and expense recorded on a large portion of the Corporation's assets and liabilities, and the market value of interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity.

Simulation modeling is used to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. Important elements in this modeling process include the mix of floating rate versus fixed rate assets and liabilities, the repricing/maturing volumes and rates of the existing balance sheet, and assumptions regarding future volumes, maturity patterns and pricing under varying interest rate scenarios. The Bank's Asset/Liability policy strives to limit the decrease in net interest income over a +/-200 basis point rate shock to no more than 9.0 percent over the next twelve months as compared to the base scenario of no changes in interest rates and to limit the decrease in the current present value of the Bank's equity to no more than 18 percent over the same +/-200 basis point rate shock. As of December 31, 2010, the -200 basis point rate shock was estimated to decrease the current present value of the Bank's equity by 0.1% and a +200 basis point rate shock was estimated to decrease the current present value of the Bank's equity by 4.7%, both well within the policy guidelines. A -200 basis point rate shock was estimated to decrease net interest income approximately $2,009,000, or 9.3 percent, over the next twelve months, as compared to the base scenario. A +200 basis point rate shock was projected to decrease net interest income approximately $1,038,000, or 4.8 percent, over the next twelve months as compared to the base scenario. The decrease in net interest income in the next twelve estimated to decrease net interest income approximately $2,009,000, or 9.3 percent, over the next twelve months, as compared to the base scenario. A +200 basis point rate shock was projected to decrease net interest income approximately $1,038,000, or 4.8 percent, over the next twelve months as compared to the base scenario. The decrease in net interest income in the next twelve months in the -200 basis point rate shock is slightly outside the Bank's limit of -9.0%; however, the longer-term interest rate risk seems to be mitigated as shown by the very small change in the current present value of the Bank's equity in the -200 basis point rate shock scenario as compared to rates remaining stable. Although interest rates are currently very low, the Bank believes a -200 basis point rate shock is an effective and realistic test since interest rates on many of the Bank's loans still have the ability to decline 200 basis points. For those loans that have floors above the -200 basis point rate shock, the interest rate would be the floor rate. All deposit account rates would likely fall to their floors under the -200 basis point rate shock as well. This simulation analysis assumes that NOW and savings accounts have a lower correlation to changes in market interest rates than do loans, investment securities and time deposits. The simulation analysis takes into account the call features of certain investment securities based upon the rate shock, as well as estimated prepayments on loans. The simulation analysis assumes no change in the Bank's asset/liability composition due to the inherent uncertainties of specific conditions and corresponding actions of management. Actual results would vary due to changing market conditions and management's response to those conditions.

More about market risk is included in "*Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Interest Rate Sensitivity Management.*" All market risk sensitive instruments described within that section have been entered into by the Corporation for purposes other than trading. The Corporation does not hold market risk sensitive instruments for trading purposes. The Corporation is not subject to any foreign currency exchange or commodity price risk.

The following table provides information about the Corporation's financial instruments that are sensitive to changes in interest rates as of December 31, 2010. Non-maturity deposits such as NOW accounts, money market accounts and savings accounts are not included in the following table.

	Expected Maturity Date for year ending December 31, 2010							
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(in thousands of dollars)							
Interest-sensitive assets:								
Loans and leases:								
Variable rate	$ 3,988	$ 3,696	$ 1,488	$ 2,326	$ 2,533	$ 24,664	$ 38,695	$ 36,342
Average interest rate	4.87%	5.71%	4.51%	4.81%	4.84%	4.60%	4.76%	
Fixed rate	150,752	51,929	79,544	12,053	6,624	4,273	305,175	305,076
Average interest rate	7.35%	7.51%	7.08%	7.17%	6.31%	6.14%	7.26%	
Securities	56,899	15,784	8,948	21,664	22,834	65,022	191,151	191,151
Average interest rate	2.49%	2.61%	3.24%	2.68%	2.46%	3.20%	2.80%	
Federal funds sold and other	7,701						7,701	7,701
Average interest rate	0.22%						0.22%	
Interest-sensitive liabilities:								
Interest-bearing deposits:								
Variable rate	6,170	2,450	-	-	-	-	8,620	8,620
Average interest rate	2.30%	1.45%					2.06%	
Fixed rate	219,127	30,971	5,224	8,910	7,935	4	272,171	274,467
Average interest rate	1.69%	2.24%	3.73%	3.30%	2.76%	5.50%	1.88%	
Securities sold under repurchase agreement	1,803						1,803	1,803
Average interest rate	1.59%						1.59%	
Long-term borrowings	237	1,123	1,077	5,036	38	34	7,545	7,967
Average interest rate	5.18%	5.05%	5.12%	2.96%	5.97%	5.16%	3.68%	

U.S. Government agency and U.S. government-sponsored entity securities in the above table with call features are shown as maturing on the call date if they are likely to be called in the current interest rate environment.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Common stock of First Pulaski National Corporation is not traded through an organized exchange but is traded between local individuals. As such, price quotations are not available on NASDAQ or any other quotation service. The following trading prices for 2010 and 2009 represent trades of which the Corporation was aware and do not necessarily include all trading transactions for the period and may not necessarily reflect actual stock values.

	Trading Prices	Dividends Paid
1st Quarter, 2010	$50.00 - 55.00	$0.25
2nd Quarter, 2010	$48.00 - 55.00	$0.25
3rd Quarter, 2010	$48.00 - 50.00	$0.25
4th Quarter, 2010	$45.00 - 55.00	$0.25
Total Annual Dividend, 2010		$1.00
1st Quarter, 2009	$50.00 - 55.00	$0.45
2nd Quarter, 2009	$50.00 - 55.00	$0.45
3rd Quarter, 2009	$50.00 - 55.00	$0.45
4th Quarter, 2009	$55.00 - 55.00	$0.25
Total Annual Dividend, 2009		$1.60

There were approximately 1,587 shareholders of record of the Corporation's common stock as of February 28, 2011.

The Corporation reviews its dividend policy at least annually. The amount of the dividend, while in the Corporation's sole discretion, depends in part upon the performance of First National. The Corporation's ability to pay dividends is restricted by federal laws and regulations applicable to bank holding companies and by Tennessee laws relating to the payment of dividends by Tennessee corporations. Because substantially all operations are conducted through its subsidiaries, the Corporation's ability to pay dividends also depends on the ability of the subsidiaries to pay dividends to the Corporation. The ability of First National to pay cash dividends to the Corporation is restricted by applicable regulations of the OCC and the FDIC. For a more detailed discussion of these limitations see "Business - Supervision and Regulation - Payment of Dividends" and Note 15 to the Notes to Consolidated Financial Statements.

SELECTED FINANCIAL DATA

The table below contains selected financial data for the Corporation for the last five years. Note 18 to the Consolidated Financial Statements which follows shows figures for basic earnings per share and gives effect to dilutive stock options in determining diluted earnings per share. Total average equity and total average assets exclude unrealized gains or losses on investment securities.

	For Year Ended December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
	(dollars in thousands, except per share amounts)				
Interest income	$ 29,424	$ 31,281	$ 33,687	$ 33,605	$ 29,028
Interest expense	7,601	10,328	14,856	16,777	13,081
Net interest income	21,823	20,953	18,831	16,828	15,947
Loan loss provision	4,750	5,328	2,033	261	175
Non-interest income	5,911	4,276	4,400	4,113	4,021
Non-interest expense	17,642	17,703	17,252	13,365	12,649
Income before income tax	5,341	2,199	3,946	7,314	7,144
Net income	4,028	2,232	3,471	5,453	5,279
Total assets	$ 601,140	$ 609,427	$ 592,303	$ 529,941	$ 484,088
Loans, net of unearned income	342,559	370,609	396,926	321,071	280,816
Securities	191,195	151,850	136,652	153,900	147,191
Deposits	533,324	542,977	530,497	469,008	426,475
Per Share Data:					
Net Income-Basic	$ 2.58	$ 1.43	$ 2.24	$ 3.51	$ 3.36
Net Income-Diluted	2.58	1.43	2.24	3.50	3.35
Cash dividends paid	1.00	1.60	1.80	1.80	1.68
Total average equity [(1)]	$ 51,664	$ 50,536	$ 50,127	$ 48,629	$ 47,047
Total average assets[(1)]	609,032	597,754	559,115	504,385	465,446
Total year-end assets	601,140	609,427	592,303	529,941	484,088
Total long-term debt	7,545	7,779	3,392	3,640	3,874
Ratios					
Avg equity to avg assets	8.48%	8.45%	8.97%	9.64%	10.11%
Return on average equity	7.80%	4.42%	6.92%	11.21%	11.22%
Return on average assets	0.66%	0.37%	0.62%	1.08%	1.13%
Dividend payout ratio	38.83%	111.63%	80.40%	51.28%	49.97%

[(1)] Total average equity and total average assets above excludes the unrealized gain or loss on investment securities

The basic earnings per share data and the diluted earnings per share data in the above table are based on the following weighted average number of shares outstanding:

	For Year Ended December 31,				
	2010	2009	2008	2007	2006
Basic	1,563,762	1,557,109	1,549,721	1,554,648	1,572,535
Diluted	1,561,928	1,555,951	1,550,255	1,558,836	1,578,021

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Set forth is a graph comparing the annual change in the cumulative total shareholder return on the Corporation's Common Stock against the cumulative total return of the NASDAQ Index and the Carson Medlin Corporation Company Independent Bank Index, for the period of five years beginning December 31, 2005 and ending December 31, 2010.

The following Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference the Proxy Statement into any filing under the Securities Act of 1933 or the Exchange Act except to the extent that the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.


FIRST PULASKI NATIONAL CORPORATION
Five Year Performance Index
INDEX
150
100
50
0

	2005	2006	2007	2008	2009	2010
FIRST PULASKI NATIONAL CORPORATION	100	114	117	121	125	104
INDEPENDENT BANK INDEX	100	112	90	77	88	87
NASDAQ INDEX	100	110	119	57	83	98



First National Bank
Always First... For You!

206 South First Street • P.O. Box 289
Pulaski, Tennessee 38478-0289 • www.fnbforyou.com

